Exhibit (a)(1)(i)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

RAYZEBIO, INC.

at

$62.50 Net Per Share

by

RUDOLPH MERGER SUB INC.

a wholly owned subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,
EASTERN TIME, ON FEBRUARY 22, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 25, 2023 (AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE “MERGER AGREEMENT”), AMONG (I) RAYZEBIO, INC., A DELAWARE CORPORATION (“RAYZEBIO”), (II) BRISTOL-MYERS SQUIBB COMPANY, A DELAWARE CORPORATION (“PARENT”), AND (III) BY WAY OF A JOINDER DATED AS OF DECEMBER 26, 2023, RUDOLPH MERGER SUB INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO ACQUIRE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF RAYZEBIO FOR $62.50 PER SHARE, IN CASH, WITHOUT INTEREST, SUBJECT TO ANY APPLICABLE WITHHOLDING OF TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS FROM TIME TO TIME HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL PURCHASER PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT AS PROMPTLY AS REASONABLY PRACTICABLE FOLLOWING (BUT IN ANY EVENT ON THE SAME DATE AS) THE ACCEPTANCE OF THE SHARES FOR PAYMENT (THE “OFFER ACCEPTANCE TIME”), SUBJECT TO THE SATISFACTION OR WAIVER OF THE OTHER CONDITIONS SET FORTH IN THE MERGER AGREEMENT, PURCHASER WILL BE MERGED WITH AND INTO RAYZEBIO (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF RAYZEBIO IN ACCORDANCE WITH SECTION 251(h) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).
THE BOARD OF DIRECTORS OF RAYZEBIO, AT A MEETING DULY CALLED AND HELD, UNANIMOUSLY (A) DETERMINED THAT THE MERGER AGREEMENT AND ALL OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (THE “TRANSACTIONS”), ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTEREST OF, RAYZEBIO AND ITS STOCKHOLDERS, (B) DETERMINED THAT THE MERGER WILL BE GOVERNED AND EFFECTED IN ACCORDANCE WITH SECTION 251(h) OF THE DGCL, (C) AUTHORIZED AND APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE BY RAYZEBIO OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND (D) RESOLVED TO RECOMMEND THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
RAYZEBIO HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS CURRENTLY INTEND TO TENDER, OR CAUSE TO BE TENDERED PURSUANT TO THE OFFER, ALL

SHARES HELD OF RECORD AND BENEFICIALLY OWNED BY SUCH PERSONS IMMEDIATELY PRIOR TO THE TIME OF EXPIRATION OF THE OFFER. THE FOREGOING DOES NOT INCLUDE ANY SHARES OVER WHICH, OR WITH RESPECT TO WHICH, ANY SUCH EXECUTIVE OFFICER OR DIRECTOR ACTS IN A FIDUCIARY OR REPRESENTATIVE CAPACITY OR IS SUBJECT TO THE INSTRUCTIONS OF A THIRD PARTY WITH RESPECT TO SUCH TENDER.
THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THAT THE NUMBER OF SHARES VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THAT, CONSIDERED TOGETHER WITH ALL OTHER SHARES (IF ANY) BENEFICIALLY OWNED BY PARENT OR ANY OF ITS WHOLLY OWNED SUBSIDIARIES (INCLUDING PURCHASER), WOULD REPRESENT A MAJORITY OF SHARES OUTSTANDING AT THE TIME OF THE EXPIRATION OF THE OFFER.
A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER IS PROVIDED HEREIN UNDER THE HEADING “SUMMARY TERM SHEET” THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.
QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.
January 25, 2024

IMPORTANT
If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:
•
If you are a record holder (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate (if applicable) and any other documents required in the Letter of Transmittal to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents (or in the case of a book-entry transfer, an Agent’s Message (defined in “The Offer—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and confirmation of a book-entry transfer of the Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”) must reach the Depositary prior to the expiration of the Offer (currently scheduled as one minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”)).
This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.
* * *
Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SUMMARY TERM SHEET
Rudolph Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of Bristol-Myers Squibb Company (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of RayzeBio, Inc. (“RayzeBio”) for $62.50 per share (the “Offer Price” or the “Merger Consideration”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as each may be amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of December 25, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among RayzeBio, Parent and, by way of a Joinder dated as of December 26, 2023, Purchaser. The following are some of the questions you, as a RayzeBio stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Purchaser. The information concerning RayzeBio contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by RayzeBio or has been taken from or is based upon publicly available documents or records of RayzeBio on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.
Securities Sought	All of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of RayzeBio.

Price Offered Per Share	$62.50, in cash, without interest, subject to any applicable withholding of taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.

Purchaser	Rudolph Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation.
Who is offering to buy my securities?
Our name is Rudolph Merger Sub Inc., a wholly owned subsidiary of Parent. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares and completing the process by which we will be merged with and into RayzeBio. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”
What securities are you offering to purchase?
We are offering to acquire all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of RayzeBio common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”
Why are you making the Offer?
We are making the Offer to acquire the entire equity interest in RayzeBio. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL and other applicable legal requirements, Purchaser will be merged with and into RayzeBio (the “Merger”), with RayzeBio surviving the Merger. Upon consummation of the Merger, RayzeBio will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $62.50 per Share, in cash, without interest, subject to any applicable withholding of taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you) and you directly tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”
Do you have the financial resources to pay for the Shares?
Yes. We estimate that we will need approximately $4.1 billion to acquire RayzeBio pursuant to the Offer and the Merger, to pay amounts payable in respect of the RayzeBio Stock Options and the RayzeBio Restricted Shares (each as defined below), to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. Parent intends to finance the acquisition of Shares in the Offer and Merger through (i) its cash on hand, (ii) proceeds from any new debt issuance undertaken by it, (iii) borrowings from new, short-term debt arrangements or (iv) a combination of the foregoing. The consummation of the Offer is not subject to, or contingent upon, any financing condition or the receipt of proceeds from any debt financing or borrowings.
Neither the consummation of the Offer nor the Merger is subject to, or contingent upon, any financing condition. See “The Offer—Section 10—Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender in the Offer?
No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•
as described above, we, through Parent and its controlled affiliates, will have sufficient funds available to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time (as defined below), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement;

•	consummation of the Offer is not subject to, or contingent upon, any financing condition; and
•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.
See “The Offer—Section 10—Source and Amount of Funds.”
What are the conditions to the Offer?
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time (subject to any extensions of the Offer pursuant to the Merger Agreement), if any of the following conditions are not satisfied or waived in writing by Parent as of the Expiration Time:
•
the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•
(1) the representations and warranties of RayzeBio as set forth in Sections 3.1(a) and (b) (Due Organization; No Subsidiaries, Etc.), Section 3.21 (Authority; Binding Nature of Agreement) and Section 3.23 (Merger Approval) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (1)) only as of such date); (2) the representations and warranties of RayzeBio as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (2)) only as of such date); (3) the representations and warranties of RayzeBio as set forth in subsections (a), (c) (first and third sentence only) and (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $10,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (3)) only as of such date); and (4) the representations and warranties of RayzeBio as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) will have been accurate in all respects as of the date of the Merger Agreement, and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if all such inaccuracies (considered collectively, including any inaccuracies referred to in clauses (1), (2), and (3) above) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement and described in more detail in “The Offer—Section 15—Conditions to the Offer”) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (4)) only as of such date) (the “Representations Condition”);

•
RayzeBio having complied with or performed in all material respects all of RayzeBio’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•
Parent and Purchaser having received a certificate executed on behalf of RayzeBio by RayzeBio’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

•
(i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) will have been received or will have terminated or expired, as the case may be and (ii) any agreement with a governmental body entered into by RayzeBio and Parent in accordance with the terms of the Merger Agreement not to consummate the Offer or the Merger will have expired or been terminated (the “Governmental Consents Condition”);

•
there not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor there having been any action taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the Governmental Consents Condition and the conditions in this bullet point (in case of this bullet point, as such condition directly relates to the HSR Act), the “Regulatory Condition”);
•	after the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and
•	the Merger Agreement not having been terminated in accordance with its terms.
The conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof. “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable laws and regulations (including non-U.S. laws and regulations) issued by a governmental body that are designed or intended to (i) preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly or (ii) screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.
Is there an agreement governing the Offer?
Yes. RayzeBio, Parent and, by way of a Joinder dated as of December 26, 2023, Purchaser, have entered into the Agreement and Plan of Merger, dated as of December 25, 2023. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into RayzeBio. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
What does RayzeBio’s board of directors think about the Offer?
RayzeBio’s board of directors (the “RayzeBio Board”), at a meeting duly called and held, unanimously:
•
determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, RayzeBio and its stockholders;

•	determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL;
•	authorized and approved the execution, delivery and performance by RayzeBio of the Merger Agreement and the consummation of the Transactions; and
•	resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
RayzeBio will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (the “Schedule 14D-9”) indicating the approval of the Merger Agreement, the Offer, the Merger and the other Transactions by the RayzeBio Board and recommending that RayzeBio’s stockholders tender their Shares pursuant to the Offer.
See “The Offer—Section 11—Background of the Offer; Contacts with RayzeBio” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.” We expect that a more complete description of the reasons for the RayzeBio Board’s approval of the Offer and the Merger will be set forth in the Schedule 14D-9 filed with the SEC and mailed to RayzeBio stockholders.
How long do I have to decide whether to tender my Shares in the Offer?
You have until one minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement, to decide whether to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” In addition, if we extend the Offer as described below under

“Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.
When and how will I be paid for my tendered Shares?
In accordance with the terms and conditions of the Merger Agreement, and subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer,” Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Time, irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.
We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with Equiniti Trust Company, the depositary for the Offer (the “Depositary”), which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or an Agent’s Message (defined in “The Offer—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry delivery of Shares, and any other required documents for such Shares.
Can the Offer be extended and under what circumstances?
Yes. If, at the scheduled Expiration Time, any of the conditions to the Offer (the “Offer Conditions”) have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of RayzeBio or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Global Market (the “Nasdaq”) or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon RayzeBio’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Conditions to be satisfied, subject to the terms and conditions of the Merger Agreement, including certain limitations on such extension requirements as set forth in the Merger Agreement.
Will you provide a subsequent offering period?
We do not presently intend to offer a subsequent offering period.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.
How do I tender my Shares?
If you wish to accept the Offer, this is what you must do:
•
If you are a record holder (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions provided therein, and send it with your stock certificates (if applicable) and any other documents required in the Letter of Transmittal to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

We are not providing for guaranteed delivery procedures. Therefore, RayzeBio stockholders must allow sufficient time for the necessary tender procedures to be completed on or prior to the Expiration Time. In addition, for RayzeBio stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary on or prior to the Expiration Time.
How do I tender Shares that are not represented by a certificate?
If you directly hold uncertificated Shares in an account with RayzeBio’s transfer agent, Equiniti Trust Company, you should follow the instructions for book-entry transfer of your Shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated RayzeBio Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your RayzeBio Shares be tendered.
Until what time can I withdraw tendered Shares?
You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time. Further, if we have not accepted your Shares for payment by March 25, 2024, you may withdraw them at any time after March 25, 2024. Once we accept your tendered Shares for payment upon the Expiration Time, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”
How do I withdraw tendered Shares?
To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”
Who can participate in the Offer?
The Offer is open to all record holders and beneficial owners of Shares.
Can holders of stock options and/or restricted shares participate in the Offer?
The Offer is only for the outstanding shares of common stock of RayzeBio that are not subject to vesting conditions and not for (a) any options to purchase Shares, whether granted under a RayzeBio Equity Plan (as defined below) or otherwise (“RayzeBio Options”) or (b) any restricted shares purchased pursuant to an exercise of a RayzeBio Option or otherwise purchased pursuant to an award granted under a RayzeBio Equity Plan or otherwise, in each case which is subject to a repurchase option by RayzeBio (“RayzeBio Restricted Shares” and together with the RayzeBio Options, the “RayzeBio Awards”). If you hold unexercised RayzeBio Options and you wish to participate in the Offer, you must exercise your RayzeBio Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares (other than RayzeBio Restricted Shares) received upon the exercise in accordance with the terms of the Offer. “RayzeBio Equity Plan” means each of the RayzeBio, Inc. 2020 Equity Incentive Plan, as amended, and the RayzeBio, Inc. 2023 Equity Incentive Plan. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL) is referred to as the “Merger Effective Time.”
Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant RayzeBio Awards in writing:
(a)
Each RayzeBio Option that is outstanding as of immediately prior to the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Parent, Purchaser or RayzeBio, each RayzeBio Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted into solely the right to receive cash, without interest, in an amount equal to the product of (i) the total number of Shares subject to such fully vested RayzeBio Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such RayzeBio Option, which amount will be subject to any applicable withholding of taxes. No holder of a RayzeBio Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such RayzeBio Option before or after the Merger Effective Time, and such RayzeBio Option will be cancelled and retired and will cease to exist as of the Merger Effective Time, and no consideration will be delivered in exchange therefor; and
(b)
Each RayzeBio Restricted Share outstanding as of immediately prior to the Merger Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Merger Effective Time and will, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Parent, Purchaser, or RayzeBio, be treated as a Share for all purposes under the terms of the Merger Agreement (including, for the avoidance of doubt, the conversion thereof into the right to receive the applicable Merger Consideration and the applicable requirements, if any, for surrender of such Shares).

Prior to the Merger Effective Time, RayzeBio will take all actions (including obtaining any necessary determinations and/or resolutions of the RayzeBio Board or a committee thereof) that may be necessary (under the RayzeBio Equity Plan and award agreements pursuant to which RayzeBio Awards are outstanding or otherwise) to (i) accelerate the vesting and exercisability (as applicable) of each unvested RayzeBio Award then outstanding so that each such RayzeBio Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each RayzeBio Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Merger Effective Time, each (x) unexpired and unexercised RayzeBio Option then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment in accordance with the terms of the Merger Agreement and (y) each RayzeBio Restricted Share then outstanding as of immediately prior to the Merger Effective Time to be treated as described in the paragraph above.
How will the RayzeBio ESPP be treated?
As promptly as reasonably practicable following the date of the Merger Agreement, RayzeBio will take all actions necessary or required under the RayzeBio 2023 Employee Stock Purchase Plan (“RayzeBio ESPP”) and applicable laws to (i) limit participation in the RayzeBio ESPP to those employees who participated in the RayzeBio ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the RayzeBio ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period will be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the RayzeBio ESPP on the date of the Merger Agreement, cause the rights of participants in the RayzeBio ESPP with respect to any such offering period (and purchase period thereunder) then underway under the RayzeBio ESPP to be determined by treating the last business day prior to the Merger Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the RayzeBio ESPP.
RayzeBio will terminate the RayzeBio ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.
Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
No.

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will RayzeBio continue as a public company?
If the Minimum Condition is satisfied and the Offer is consummated, subject to the satisfaction or waiver of the other conditions to the Merger, we will effect the Merger of Purchaser with and into RayzeBio as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of RayzeBio. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without RayzeBio’s consent to) accept Shares for purchase in the Offer, nor will we be able to consummate the Merger.
However, if the Offer is consummated, we expect to complete the Merger pursuant to the relevant provisions of the DGCL and other applicable legal requirements, after which the separate existence of Purchaser will cease and RayzeBio will continue as the surviving corporation and a wholly owned subsidiary of Parent, and the Shares will no longer be publicly traded (following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act). In addition, if the Merger takes place, each Share outstanding at the Merger Effective Time (other than (i) Shares held by RayzeBio or held in RayzeBio’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will receive the price per Share paid in the Offer without interest and subject to any applicable withholding of taxes. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for RayzeBio; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
If I decide not to tender, how will the Offer affect my Shares?
If the Merger is consummated between RayzeBio and Purchaser, each Share that is not tendered by a stockholder of RayzeBio and irrevocably accepted for purchase in the Offer (other than (i) Shares held by RayzeBio or held in RayzeBio’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) the Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration, in cash, without interest and less any applicable withholding of taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as promptly as reasonably practicable without a vote of the stockholders of RayzeBio, pursuant to the relevant provisions of the DGCL and other applicable legal requirements. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.
While we intend to consummate the Merger as promptly as reasonably practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, RayzeBio may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for RayzeBio; Stockholder Approval; Appraisal Rights-No Stockholder Approval.”
Are appraisal rights available in either the Offer or the Merger?
No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of RayzeBio who (i) did not tender their Shares in the Offer;

(ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for RayzeBio; Stockholder Approval; Appraisal Rights-Appraisal Rights.”
What is the market value of my Shares as of a recent date?
On December 22, 2023, the last full trading day before we announced our intention to commence the Offer, the closing price of the Shares on Nasdaq was $30.57 per share. On January 24, 2024, the last full trading day before the date of this Offer to Purchase, the closing price of the Shares on Nasdaq was $61.93. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.
What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?
In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences.”
Who can I talk to if I have questions about the Offer?
You can call Georgeson LLC, the Information Agent, toll free, at 1-888-815-8542 or by email at rayzebio@georgeson.com. See the back cover of this Offer to Purchase.

To the Stockholders of RayzeBio:
INTRODUCTION
Rudolph Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of RayzeBio, Inc., a Delaware corporation (“RayzeBio”), for $62.50 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”). Unless the context requires otherwise, the terms “we” and “our” refer to Purchaser.
If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 24% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares-Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Equiniti Trust Company, the depositary for the Offer (the “Depositary”), and Georgeson LLC, the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”
We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of December 25, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among RayzeBio, Parent and, by way of a Joinder dated as of December 26, 2023, Purchaser. The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into RayzeBio (the “Merger”), with RayzeBio continuing as the surviving corporation and a wholly owned subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Merger Effective Time.” As of the Merger Effective Time, each outstanding Share (other than (i) Shares held by RayzeBio or held in RayzeBio’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), in cash, without interest, subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” summarizes the material U.S. federal income tax consequences of the sale of Shares in the Offer.
The Offer is only for the outstanding shares of common stock of RayzeBio that are not subject to vesting conditions and not for (a) any options to purchase Shares, whether granted under a RayzeBio Equity Plan (as defined below) or otherwise (“RayzeBio Options”) or (b) Shares purchased pursuant to exercise of a RayzeBio Option or otherwise purchased pursuant to an award granted under a RayzeBio Plan or otherwise, in each case which is subject to a repurchase option by RayzeBio (“RayzeBio Restricted Shares” and together with the RayzeBio Options, the “RayzeBio Awards”). If you hold unexercised RayzeBio Options and you wish to participate in the Offer, you must exercise your RayzeBio Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares (other than RayzeBio Restricted Shares) received upon the exercise in accordance with the terms of the Offer. “RayzeBio Equity Plan” means each of the RayzeBio, Inc. 2020 Equity Incentive Plan, as amended, and the RayzeBio, Inc. 2023 Equity Incentive Plan.
Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant award in writing:
(a)
Each RayzeBio Option that is outstanding as of immediately prior to the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Parent, Purchaser, or RayzeBio, each RayzeBio Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted into solely the right to receive cash, without interest, in an amount equal to the product of (i) the total number of Shares subject to such fully vested RayzeBio Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such RayzeBio Option, which amount will be subject to any applicable withholding of taxes. No holder of a RayzeBio Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such RayzeBio Option before or after the Merger Effective Time, and such RayzeBio Option will be cancelled and retired and will cease to exist as of the Merger Effective Time, and no consideration will be delivered in exchange therefor; and

(b)
Each RayzeBio Restricted Share outstanding as of immediately prior to the Merger Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Merger Effective Time and will, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Parent, Purchaser, or RayzeBio, be treated as a Share for all purposes under the terms of the Merger Agreement (including, for the avoidance of doubt, the conversion thereof into the right to receive the applicable Merger Consideration and the applicable requirements, if any, for surrender of such Shares).

Prior to the Merger Effective Time, RayzeBio will take all actions (including obtaining any necessary determinations and/or resolutions of the RayzeBio Board or a committee thereof) that may be necessary (under the RayzeBio Equity Plan and award agreements pursuant to which RayzeBio Awards are outstanding or otherwise) to (i) accelerate the vesting and exercisability (as applicable) of each unvested RayzeBio Award then outstanding so that each such RayzeBio Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each RayzeBio Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Merger Effective Time, each (x) unexpired and unexercised RayzeBio Option then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment as described in the paragraph above and (y) each RayzeBio Restricted Share then outstanding as of immediately prior to the Merger Effective Time to be treated as described in the paragraph above.
As promptly as reasonably practicable following the date of the Merger Agreement, RayzeBio will take all actions necessary or required under the RayzeBio 2023 Employee Stock Purchase Plan (“RayzeBio ESPP”) and applicable laws to (i) limit participation in the RayzeBio ESPP to those employees who participated in the RayzeBio ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the RayzeBio ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period will be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the RayzeBio ESPP on the date of the Merger Agreement, cause the rights of participants in the RayzeBio ESPP with respect to any such offering period (and purchase period thereunder) then underway under the RayzeBio ESPP to be determined by treating the last business day prior to the Merger Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the RayzeBio ESPP.

RayzeBio will terminate the RayzeBio ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Date.
RayzeBio’s board of directors, (the “RayzeBio Board”), at a meeting duly called and held, unanimously (a) determined that the Merger Agreement and the Transactions, are advisable and fair to, and in the best interest of, RayzeBio and its stockholders, (b) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (c) authorized and approved the execution, delivery and performance by RayzeBio of the Merger Agreement and the consummation of the Transactions, and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
RayzeBio will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the RayzeBio Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore stockholders of RayzeBio are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time, if the Minimum Condition has not been satisfied, or any of the other Offer Conditions are not satisfied or waived in writing by Parent as of the Expiration Time. The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”
According to RayzeBio, as of the close of business on January 19, 2024 (the “Reference Date”), the most recent practicable date, (a) 61,034,144 Shares were issued and outstanding (inclusive of 962,611 RayzeBio Restricted Shares issued and outstanding), (b) 6,251,778 Shares were subject to issuance pursuant to RayzeBio Options granted and outstanding under the RayzeBio Equity Plans (which have a weighted average exercise price of $10.01 per Share), (c) 62,274 Shares are estimated to be subject to outstanding purchase rights under the RayzeBio ESPP (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price and employee contributions continue until such purchase date at the levels in place as of the Reference Date), (d) 4,025,445 Shares were reserved and available for issuance pursuant to the RayzeBio Equity Plans, (e) 537,726 Shares were reserved and available for purchase under the RayzeBio ESPP and (f) no shares were held by RayzeBio as treasury stock.
Assuming no additional Shares are issued prior to the Expiration Time and based on the Shares outstanding as of the Reference Date, we anticipate that the Minimum Condition would be satisfied if approximately 30,517,073 Shares are validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.
We currently intend, as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of RayzeBio.
Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary, prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the number of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of RayzeBio stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for RayzeBio; Stockholder Approval; Appraisal Rights.”
The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire one minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer-Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”
This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of RayzeBio’s stockholders.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER
1.	Terms of the Offer
Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Time (as defined below). The Offer will expire one minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.
The Offer is subject to the conditions (the “Offer Conditions”) set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition, the Regulatory Condition, the Obligations Condition and the Governmental Consents Condition. See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.
Pursuant to the terms of the Merger Agreement, if, at the scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of RayzeBio or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Global Market (the “Nasdaq”) or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon RayzeBio’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Conditions to be satisfied, subject to the terms and conditions of the Merger Agreement, including the limitations described in the paragraph below.
In no event will we (i) be required to extend the Offer to a date beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below); (ii) be permitted to extend the offer to a date later than the Extension Deadline without the prior written consent of RayzeBio; or (iii) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied. We will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph. See “—Section 1—Terms of the Offer.” The “End Date” means 5 p.m. Eastern Time on December 25, 2024, which End Date may be extended by Parent or RayzeBio for an additional six months if the Governmental Consents Condition has not been satisfied at such time.
Purchaser has the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without RayzeBio’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions or requirements to the Offer other than the Offer Conditions, (v) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, except as described in “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.
Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.
The Merger Agreement does not contemplate a subsequent offering period for the Offer.
As promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of RayzeBio pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.
RayzeBio has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares
Upon the terms and subject to the conditions to the Offer, we will, at or promptly following the Expiration Time, accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”
We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.
In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (b) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (c) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.
Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “—Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.
We reserve the right to transfer or assign, in accordance with the terms of the Merger Agreement, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer (provided that such assignment will not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of RayzeBio under the Merger Agreement), but any such transfer or assignment will not relieve Parent of its obligations under the Merger Agreement.
3.	Procedures for Tendering Shares
Valid Tender of Shares
Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility.
The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.
The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (a) you own the Shares being tendered, (b) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (c) when the Shares are accepted for payment by Purchaser, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser with respect to such Shares, upon the terms and subject to the conditions to the Offer.
Book-Entry Delivery
The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.
However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time.
“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.
Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
Signature Guarantees
All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.
If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.
No Guaranteed Delivery.
We are not providing for guaranteed delivery procedures. Therefore, RayzeBio stockholders must allow sufficient time for the necessary tender procedures to be completed on or prior to the Expiration Time. In addition, for RayzeBio stockholders that are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary on or prior to the Expiration Time. RayzeBio stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
Backup Withholding
Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8.
Appointment of Proxy
By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of RayzeBio’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).
The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of RayzeBio’s stockholders.
Determination of Validity
We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.
4.	Withdrawal Rights
Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after March 25, 2024, which is 60 days from the date of the commencement of the Offer.
If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.
For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.
5.	Material U.S. Federal Income Tax Consequences
The following summary discusses the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code, administrative interpretations, and judicial decisions as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect.
This discussion addresses only the consequences of the tender of Shares pursuant to the Offer held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of such holder’s particular circumstances, or to a holder of Shares that is subject to special rules, such as:
•	a financial institution or insurance company;
•	a mutual fund;
•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein;
•	a tax-exempt organization;
•	a dealer or broker in securities;
•	a person whose functional currency is not the U.S. dollar;
•	a former citizen or former long-term resident of the United States;
•	a regulated investment company or real estate investment trust;
•	a stockholder that holds its Shares through individual retirement or other tax-deferred accounts;
•	a trader in securities who elects to apply a mark-to-market method of accounting;
•	a stockholder that holds Shares as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;
•	a stockholder that acquired Shares through the exercise of compensatory options or stock purchase plans or otherwise as compensation;
•	a U.S. expatriate or entity covered by the anti-inversion rules under the Code;
•	a person holding Shares as “qualified small business stock” within the meaning of Section 1202 of the Code;
•	a person who actually or constructively owns more than 5% of the Shares;
•	a person who holds both Shares and common stock of Parent; and
•	a person subject to the base erosion and anti-abuse tax.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation, or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (a) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A partner of a partnership holding Shares should consult its tax advisors regarding the tax consequences to it of the tender of Shares pursuant to the Offer.
This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the tender of Shares pursuant to the Offer. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the application of the alternative minimum tax, the Medicare tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, or any non-income tax or any non-U.S., state or local tax consequences of the Offer. Accordingly, each holder of Shares should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Offer, including the application and effect of any U.S. federal, state, local and non-U.S. income, estate, gift and other tax laws to the receipt of cash in exchange for Shares pursuant to the Offer.
U.S. Holders
The tender of Shares by a U.S. Holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. and other tax laws. In general, if a U.S. Holder exchanges Shares pursuant to the Offer, such U.S. Holder will recognize gain or loss equal to the difference between its adjusted tax basis in its Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered pursuant to the Offer. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares is more than one year as of the date of the tender of such Shares pursuant to the Offer. Under current law, long-term capital gains of non-corporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.
Non-U.S. Holders
Payments made to a Non-U.S. Holder with respect to Shares tendered in the Offer generally will not be subject to U.S. federal income tax, unless:
•
the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States); or

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met.
Gain described in the first bullet point above generally will be subject to tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Information Reporting and Backup Withholding
Proceeds from the sale of Shares pursuant to the Offer generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the

U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”
6.	Price Range of Shares; Dividends
The Shares currently trade on Nasdaq under the symbol “RYZB”. The following table sets forth the high and low intraday sale prices per Share for each quarterly period since September 15, 2023, when the Shares began trading publicly, as reported by Nasdaq:
	High	Low
2023
Third Quarter (since September 15, 2023)	$26.00	$17.95
Fourth Quarter	$62.26	$18.00
2024
First Quarter (through January 24, 2024)	$62.13	$61.70
RayzeBio does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, RayzeBio is not permitted to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests. If we acquire control of RayzeBio, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.
On December 22, 2023, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on Nasdaq was $31.11 in published financial sources. Between December 22, 2023 and January 24, 2024, the highest daily intraday sale price per Share on Nasdaq ranged between $31.11 and $62.26. On January 24, 2024, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on Nasdaq was $62.09. Please obtain a recent quotation for the Shares before deciding whether or not to tender.
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations
Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as promptly as reasonably practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.
Possible Effects of the Offer on the Market for the Shares
While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than RayzeBio, Parent, Purchaser or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.
Stock Exchange Listing
While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the Nasdaq Global Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the Nasdaq Global Market or any other Nasdaq market, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on the Nasdaq Global Market if, among other things, (a) the number of publicly held Shares were less than 750,000, (b) the market value of the listed Shares were less than $5,000,000 or (c) there were fewer than 400 stockholders.
If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.
Registration under the Exchange Act
The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of RayzeBio to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of RayzeBio subject to registration, would substantially reduce the information required to be furnished by RayzeBio to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to RayzeBio. Furthermore, “affiliates” of RayzeBio and persons holding “restricted securities” of RayzeBio may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.
Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as promptly as reasonably practicable, following which the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of RayzeBio’s reporting obligations under the Exchange Act.
Margin Regulations
The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.
8.	Certain Information Concerning RayzeBio
The information concerning RayzeBio contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.
According to RayzeBio’s public filings with the SEC, RayzeBio was incorporated in Delaware in January 2020. RayzeBio’s principal executive offices are located at 5505 Morehouse Drive, Suite 300, San Diego, CA 92121. The telephone number of RayzeBio’s principal executive offices is (619) 937-2754.
The following description of RayzeBio and its business is based on RayzeBio’s public filings with the SEC, and is qualified in its entirety by reference to such filings. RayzeBio is building a radiopharmaceutical therapeutics (“RPT”) company, with its lead program in a Phase 3 clinical trial. RayzeBio has created a pipeline of multiple drug candidates in therapeutic areas with significant market opportunities. RayzeBio believes the strategic investments it is making in its robust product pipeline, development capabilities, and manufacturing infrastructure position RayzeBio to be an industry-leading pioneer in the broad application of RPT in cancer.
Additional Information
RayzeBio is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.
9.	Certain Information Concerning Purchaser and Parent
Purchaser is a Delaware corporation incorporated on December 26, 2023, with principal executive offices at Route 206 & Province Line Road, Princeton, NJ 08543. The telephone number of our principal executive offices is (212) 546-4200. To date, we have engaged in no activities other than those incidental to our formation, the Merger Agreement and the Offer.
Parent is a Delaware corporation, with principal executive offices at Route 206 & Province Line Road, Princeton, NJ 08543. The telephone number of its principal executive offices is (609) 252-4621. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent’s focus as a biopharmaceutical company is on discovering, developing and delivering transformational medicines for patients facing serious diseases in areas where it believes that it has an opportunity to make a meaningful difference: oncology (both solid tumors and hematology), immunology, cardiovascular and neurology. For more information, please visit www.BMS.com. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Parent’s filings with the SEC. The website address referred to in this paragraph is an inactive text reference and is not intended to be an actual link to the website.
The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto. Neither Parent nor Purchaser is an affiliate of RayzeBio.
During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) we, through Parent and its controlled affiliates, will have sufficient funds to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, (c) consummation of the Offer is not subject to, or contingent upon, any financing condition, and (d) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.
Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.
Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “—Section 12—Purpose of the Offer; Plans for RayzeBio; Stockholder Approval; Appraisal Rights.”

10.	Source and Amount of Funds
We estimate that we will need approximately $4.1 billion to acquire all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding RayzeBio Stock Options and RayzeBio Restricted Shares, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. Parent intends to finance the acquisition of Shares in the Offer and Merger through (i) its cash on hand, (ii) proceeds from any new debt issuance undertaken by it, (iii) borrowings from new, short-term debt arrangements or (iv) a combination of the foregoing. The consummation of the Offer is not subject to, or contingent upon, any financing condition or the receipt of proceeds from any debt financing or borrowings.
11.	Background of the Offer; Contacts with RayzeBio
The following is a description of contacts between representatives of Parent and representatives of RayzeBio that resulted in the execution of the Merger Agreement. For a review of RayzeBio’s additional activities, please refer to the Schedule 14D-9 that will be filed by RayzeBio with the SEC and disseminated to holders of Shares in connection with the Offer.
Members of management and the board of directors of Parent (the “Parent Board”) regularly review and assess Parent’s performance and operations, financial condition, and industry and regulatory developments in the context of Parent’s long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to enhance stockholder value, including potential strategic acquisitions and divestitures, collaborations, investments and other strategic transactions and opportunities. These reviews also have included consideration of whether such potential opportunities to enhance stockholder value would further Parent’s strategic objectives and its ability to serve patients, as well as the potential benefits and risks of those transactions in light of, among other things, Parent’s competitive position and the business and regulatory environment faced by Parent (including developments in the biopharmaceutical industry).
On November 6, 2023, Chris Boerner, Ph.D., Parent’s Chief Executive Officer, met with Ken Song, M.D., President and Chief Executive Officer of RayzeBio, to discuss Parent’s interest in establishing a relationship, and potentially pursuing a transaction, with RayzeBio.
On November 8, 2023, Mr. David Elkins, Executive Vice President and Chief Financial Officer of Parent, met with Dr. Song and noted that Parent was interested in establishing a relationship, and potentially pursuing a transaction, with RayzeBio.
On November 14, 2023, Dr. Song, Dr. Boerner and Mr. Elkins had a call to discuss potentially pursuing a transaction between Parent and RayzeBio, and where they considered certain challenges and benefits associated with different transaction structures, including a potential partnership with, or acquisition of, RayzeBio, with Dr. Boerner indicating that Parent was focused on a partnership, though it would consider an acquisition. Dr. Song proposed that the parties continue to consider and discuss ways to establish a relationship, and noted that he would update Dr. Boerner and Mr. Elkins of any material developments. Dr. Boerner and Mr. Elkins informed Dr. Song that the Parent Board was scheduled to meet in early December 2023 and that RayzeBio should expect feedback from Parent thereafter.
On December 1, 2023, Dr. Song and Mr. Arvind Kush, Chief Financial Officer of RayzeBio, contacted Dr. Boerner and Mr. Elkins to notify them that RayzeBio received a proposal for a potential partnership from a third party. Dr. Boerner and Mr. Elkins reiterated that the Parent Board was scheduled to meet the following week and that RayzeBio should expect feedback from Parent thereafter.
In the beginning of December 2023, representatives of Parent attended a meeting with RayzeBio senior management at RayzeBio’s headquarters in San Diego.
On December 15, 2023, Dr. Boerner and Dr. Song had a call to follow up on their previous discussions described above, during which Dr. Boerner communicated that, after discussion with the Parent Board, Parent would be interested in a potential acquisition of RayzeBio, and indicated that Parent would submit a written proposal later that day to acquire 100% of the capital stock of RayzeBio. Shortly after that call, Parent submitted a non-binding written proposal to acquire 100% of the capital stock of RayzeBio for $40.00 per Share in cash (the “Initial Proposal”), representing an approximately 50% premium to the closing price per Share on the immediately preceding trading day. The Initial Proposal indicated that the proposal was subject to satisfactory completion of due diligence, which Parent was prepared to commence immediately. The proposal also confirmed Parent’s commitment to complete diligence and execute a definitive acquisition agreement before the end of the year. In response to the Initial Proposal, RayzeBio provided Parent with a draft mutual non-disclosure agreement containing a customary standstill restriction that fell away upon the entry into a definitive agreement providing for certain acquisition transactions. Following negotiation, Parent and RayzeBio executed such non-disclosure agreement on December 16, 2023.
On December 16, 2023, Dr. Song contacted Dr. Boerner and indicated that the RayzeBio Board had considered the Initial Proposal and determined that the price per Share offered therein was inadequate. Dr. Song also indicated that, in response to the Initial Proposal and the execution of the aforementioned non-disclosure agreement, RayzeBio was going to offer Parent with access to a virtual data room so that Parent could perform additional due diligence and revise its valuation of RayzeBio. Later that same day, Parent and its advisors were granted access to the virtual data room containing non-public information regarding RayzeBio’s business and operations.
On December 17, 2023, Parent received a process letter from Centerview Partners LLC (“Centerview”), RayzeBio’s financial advisor. The process letter invited Parent to submit a preliminary non-binding indication of interest for an acquisition of 100% of the capital stock of RayzeBio by no later than December 22, 2023, and specified the preliminary proposal requirements, with best-and-final proposals requested by no later than January 5, 2024. The process letter indicated that RayzeBio expected to enter into a definitive agreement, if any, immediately following receipt of best-and-final proposals on January 5, 2024 and to announce any acquisition transaction by no later than market opening on January 8, 2024. The process letter also noted that RayzeBio reserved the right to consider accelerating the process if a party communicated an ability to move on a faster timeline.
On December 18, 2023, representatives of BofA Securities, Inc. (“BofA”), financial advisor to Parent, contacted representatives of Centerview to discuss the process. On the call, Centerview indicated that, in addition to the Initial Proposal, RayzeBio had received a competitive proposal from another large pharmaceutical company for the acquisition of RayzeBio and that such party was motivated and at a similar stage in the process as Parent. The representatives of BofA indicated that Parent was interested in receiving the draft Merger Agreement sooner than the December 25, 2023 date contemplated in the process letter.
Between December 18, 2023 and December 21, 2023, Parent had a number of diligence sessions with RayzeBio, met with representatives of RayzeBio for a management presentation, and conducted onsite reviews of RayzeBio’s headquarters in San Diego, California and manufacturing facility in Indianapolis, Indiana.
On December 22, 2023, Dr. Boerner and Dr. Song had a call, where Dr. Boerner discussed the details of the revised proposal that Parent planned to send to RayzeBio later that day in accordance with the process letter.
Later on December 22, 2023, Parent submitted a revised non-binding indication of interest for an acquisition of 100% of the capital stock of RayzeBio for $48.00 per Share in cash, representing an approximately 72% premium to the closing price per Share on the immediately preceding trading day, and indicating that consummation of such proposed transaction would be conditioned on obtaining (i) approvals from the relevant antitrust authorities and (ii) license transfer approval from the U.S. Nuclear Regulatory Commission.
On December 23, 2023, representatives of Centerview discussed with representatives of Parent that RayzeBio had received a total of three indications of interest for an acquisition of 100% of the capital stock of RayzeBio, and that all such indications of interest received were competitive.
Also on December 23, 2023, RayzeBio provided Parent and its advisors, via the virtual data room, with an initial draft of the Merger Agreement and the disclosure schedules to the Merger Agreement. The initial draft of the Merger Agreement proposed, among other things, (i) that the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) customary conditions to consummate the tender offer, including U.S. antitrust clearance, (iii) an obligation on the part of Parent to use reasonable best efforts to obtain antitrust approval, including undertaking certain remedial actions like divestitures and (iv) a termination fee equal to 2.5% of RayzeBio’s implied equity value in the transaction, payable by RayzeBio to Parent upon the termination of the Merger Agreement under certain circumstances, including to accept and enter into a definitive agreement with respect to an unsolicited superior offer (the “Company Termination Fee”).
That same day, Dr. Boerner called Dr. Song and indicated that Parent was interested in moving at a faster pace than the timeline outlined in the previously distributed process letter and requested consideration of a revised proposal on an expedited basis. Dr. Song indicated that RayzeBio had received two other competitive proposals and that the

RayzeBio Board was comfortable with the process as previously detailed, but advised that any revised offer would need to be significantly above the level of the proposal provided by Parent on December 22, 2023 in order to be considered on an expedited basis by the RayzeBio Board. Dr. Boerner indicated that he would follow up.
On December 24, 2023, the Parent Board met and approved the submission, conditioned on its consideration by RayzeBio on an expedited basis, of a non-binding indication of interest to acquire 100% of the outstanding Shares for a price of $62.50 per Share in cash (the “Final Proposal”), representing a 104% premium to the closing price per Share on the immediately preceding trading day.
Later that same day, Dr. Boerner contacted Dr. Song to communicate that the Parent Board had met earlier that morning and to preview that Parent intended to submit the Final Proposal later that day, and that it was time-sensitive in nature.
Later on December 24, 2023, Parent submitted the Final Proposal to representatives of RayzeBio. The Final Proposal indicated that the transaction would be subject to approval by relevant antitrust authorities but no longer conditioned consummation of the transaction on obtaining approval from the U.S. Nuclear Regulatory Commission. The Final Proposal indicated that the offer would expire and be withdrawn at 9:00 am Eastern Time the following day if a merger agreement had not been signed by the parties by that time and that a revised draft of the Merger Agreement would follow very shortly. The proposal also included a request for exclusivity, and noted that such proposal had been approved by the Parent Board.
Later that same day, representatives of Covington & Burling LLP (“Covington”), Parent’s outside legal advisor, delivered a revised draft of the Merger Agreement to representatives of Cooley LLP (“Cooley”), RayzeBio’s outside legal advisor. In such revised draft, among other things, Parent accepted the transaction structure proposed by RayzeBio in its draft Merger Agreement and the Company Termination Fee in the amount as initially proposed by RayzeBio in its draft Merger Agreement, removed the affirmative requirement for Parent to undertake any divestitures or take certain other remedial actions in order to obtain antitrust approval and instead proposed a reverse termination fee equal to 3.4% of RayzeBio’s implied equity value in the transaction, which reverse termination fee would be payable by Parent to RayzeBio in the event of a termination of the Merger Agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied.
Later on December 24, 2023, Dr. Song contacted Dr. Boerner and informed him that the RayzeBio Board was supportive of the Final Proposal, and they then discussed next steps to finalize the Merger Agreement and other details of the transaction.
Then, later that same day, and into the morning of December 25, 2023, representatives of Covington and Cooley worked to negotiate and finalize the Merger Agreement and accompanying disclosure schedules.
Later that morning, after finalizing negotiations of the Merger Agreement and being informed that the RayzeBio Board had approved the entry into such Merger Agreement, RayzeBio and Parent executed the Merger Agreement.
On the morning of December 26, 2023, RayzeBio and Parent each issued a press release announcing the entry into the Merger Agreement. Also on that day, Parent formed Purchaser as its wholly owned subsidiary, and Purchaser executed a joinder to the Merger Agreement.
12.	Purpose of the Offer; Plans for RayzeBio; Stockholder Approval; Appraisal Rights
Purpose of the Offer; Plans for RayzeBio
The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in RayzeBio. The Offer, as the first of two steps in the acquisition of RayzeBio, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of RayzeBio not purchased pursuant to the Offer or otherwise and to cause RayzeBio to become a wholly owned subsidiary of Parent.
We currently intend, as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger,” the Shares acquired in the Offer will be cancelled in the Merger and the capital stock of RayzeBio as the surviving corporation will be the capital stock of Purchaser. The directors of Purchaser immediately prior to the Merger Effective Time will be the directors of RayzeBio as the surviving corporation immediately following the Merger Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of

RayzeBio as the surviving corporation. The officers of RayzeBio immediately prior to the Merger Effective Time will be the officers of RayzeBio as the surviving corporation until their respective successors are appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of RayzeBio as the surviving corporation. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the Nasdaq will cease to be listed on the Nasdaq and will subsequently be deregistered under the Exchange Act.
If you sell your Shares in the Offer, you will cease to have any equity interest in RayzeBio or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in RayzeBio. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of RayzeBio.
Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving RayzeBio or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any change in the RayzeBio Board or management, (c) any material change in RayzeBio’s capitalization or dividend policy, (d) any other material change in RayzeBio’s corporate structure or business, (e) any class of equity securities of RayzeBio being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (f) any class of equity securities of RayzeBio becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
No Stockholder Approval
If the Offer is consummated, we do not anticipate seeking a vote of RayzeBio’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the number of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation of the Offer, without a vote of RayzeBio stockholders, in accordance with Section 251(h) of the DGCL.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of RayzeBio who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to RayzeBio a written demand for appraisal of Shares held, which demand must reasonably inform RayzeBio of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;
•
continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time (and in the case of Shares beneficially owned, such beneficial owner must reasonably identify the record holder of such Shares by documentary evidence of such beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices); and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.
Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should carefully review each of the Schedule 14D-9 and Section 262 of the DGCL because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
The foregoing summary of the rights of RayzeBio’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of RayzeBio desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in RayzeBio’s Schedule 14D-9, Annex II, Section 262 of the General Corporation Law of the State of Delaware.
13.	The Transaction Documents
The Merger Agreement
The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, RayzeBio or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or RayzeBio’s stockholders or under federal securities laws. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that, except for the right to seek monetary damages (including based on a lost premium or loss of the economic benefit of the transactions), and which right is enforceable solely by the Company in its sole and absolute discretion, investors are not third-party beneficiaries under the Merger Agreement and that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, RayzeBio or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and RayzeBio publicly file.
The Offer
Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a cash tender offer (as promptly as practicable, but in no event later than the HSR Filing Date (as defined below)) for all of the Shares at a purchase price of $62.50 per Share, net to the seller of such Shares in cash, without interest, subject to any applicable withholding of taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, and the satisfaction or waiver of the Regulatory Condition, the Obligations Condition, the Governmental Consents Condition and the other conditions set forth in “—Section 15—Conditions to the Offer.”
Purchaser has the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without RayzeBio’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions or requirements to the Offer other than the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, except as described in “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
We may not terminate or withdraw the Offer prior to any scheduled Expiration Time (or any rescheduled Expiration Time) without RayzeBio’s consent, except in the event that the Merger Agreement is terminated in accordance with its terms.
Extensions of the Offer
The Offer will initially be scheduled to expire at the Expiration Time. If, at the scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of RayzeBio or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit such Offer Condition(s) to be satisfied. We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon RayzeBio’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Condition(s) to be satisfied, subject to the terms and conditions of the Merger Agreement, including the limitations described in the paragraph below.
In no event will we (i) be required to extend the Offer to a date beyond the earliest to occur of (x) the valid termination of the Merger Agreement and (y) the End Date, (ii) be permitted to extend the Offer to a date later than the Extension Deadline without the prior written consent of RayzeBio, or (iii) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied. We will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph.
The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “Section 15—Conditions to the Offer,” to, at or promptly after the Expiration Time, irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.

The Merger
As promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into RayzeBio, and RayzeBio will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than Shares held by RayzeBio (or held in its treasury), Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive, in cash, without interest, subject to any applicable withholding of taxes, an amount equal to the Offer Price.
The certificate of incorporation of RayzeBio as in effect immediately prior to the Merger Effective Time will be amended and restated by virtue of the Merger at the Merger Effective Time to be identical to the form of the certificate of incorporation included as Exhibit B to the Merger Agreement. The bylaws of RayzeBio as in effect immediately prior to the Merger Effective Time will be amended and restated at the Merger Effective Time to be identical to the form of bylaws included as Exhibit C to the Merger Agreement. The directors of Purchaser immediately prior to the Merger Effective Time will become the directors of RayzeBio as the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of RayzeBio as the surviving corporation. The officers of RayzeBio immediately prior to the Merger Effective Time will remain the officers of RayzeBio as the surviving corporation until their respective successors are appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of RayzeBio as the surviving corporation.
The Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of RayzeBio stockholders.
Treatment of RayzeBio Awards
RayzeBio Options
The Merger Agreement provides that each RayzeBio Option that is outstanding as of immediately prior to the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Parent, Purchaser, or RayzeBio, each RayzeBio Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted into solely the right to receive cash, without interest, in an amount equal to the product of (i) the total number of Shares subject to such fully vested RayzeBio Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such RayzeBio Option, which amount will be subject to applicable withholding of taxes. No holder of a RayzeBio Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such RayzeBio Option before or after the Merger Effective Time, and such RayzeBio Option will be cancelled and retired and will cease to exist as of the Merger Effective Time, and no consideration will be delivered in exchange therefor.
RayzeBio Restricted Shares
The Merger Agreement provides that each RayzeBio Restricted Share outstanding as of immediately prior to the Merger Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Merger Effective Time and will, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Parent, Purchaser, or RayzeBio, be treated as a Share for all purposes under the terms of the Merger Agreement (including, for the avoidance of doubt, the conversion thereof into the right to receive the applicable Merger Consideration and the applicable requirements, if any, for surrender of such Shares).
Equity Plans
Prior to the Merger Effective Time, RayzeBio will take all actions (including obtaining any necessary determinations and/or resolutions of the RayzeBio Board or a committee thereof) that may be necessary (under the RayzeBio Equity Plan and award agreements pursuant to which RayzeBio Awards are outstanding or otherwise) to (i) accelerate the vesting and exercisability (as applicable) of each unvested RayzeBio Award then outstanding so that each such RayzeBio Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each RayzeBio Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Merger Effective Time, each (x) unexpired and unexercised RayzeBio Option then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment as described in the paragraphs above and (y) each RayzeBio Restricted Share then outstanding as of immediately prior to the Merger Effective Time to be treated as described in the paragraph above.
Treatment of RayzeBio ESPP
As promptly as reasonably practicable following the date of the Merger Agreement, RayzeBio will take all actions necessary or required under the RayzeBio ESPP and applicable laws to (i) limit participation in the RayzeBio ESPP to those employees who participated in the RayzeBio ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the RayzeBio ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period will be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the RayzeBio ESPP on the date of the Merger Agreement, cause the rights of participants in the RayzeBio ESPP with respect to any such offering period (and purchase period thereunder) then underway under the RayzeBio ESPP to be determined by treating the last business day prior to the Merger Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the RayzeBio ESPP. RayzeBio will terminate the RayzeBio ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.
Representations and Warranties
In the Merger Agreement, RayzeBio has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in a disclosure schedule delivered by RayzeBio to Parent and Purchaser on the date of the Merger Agreement (the “Disclosure Schedule”). These representations and warranties relate to, among other things: (a) due organization, good standing, subsidiaries and organizational documents; (b) capitalization and other equity interests; (c) noncontravention; (d) authority and binding nature of the merger agreement; (e) governmental approvals; (f) SEC filings, financial statements, undisclosed liabilities and internal controls; (g) absence of certain changes; (h) legal proceedings; (i) compliance with laws; (j) tax matters; (k) employee matters and employee benefit plans; (l) environmental matters; (m) intellectual property; (n) data protection and computer systems; (o) applicable antitakeover laws; (p) real property; (q) contracts; (r) insurance; (s) certain anti-corruption and anti-money laundering matters; (t) regulatory matters; and (u) financial advisors.
In the Merger Agreement, Purchaser and Parent have made customary representations and warranties to RayzeBio that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (a) due organization and good standing; (b) noncontravention; (c) authority and binding nature of the merger agreement; (d) ownership and operations of Purchaser; (e) sufficiency of funds; (f) broker’s and finder’s fees; (g) the Offer documents; (h) legal proceedings; and (i) ownership of Shares.
The representations and warranties will not survive consummation of the Merger.
Operating Covenants
RayzeBio has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) as required or expressly provided for under the Merger Agreement or as required by applicable laws, (ii) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned or (iii) pursuant to certain actions agreed by the parties and set forth in the Disclosure Schedule, RayzeBio will conduct in all material respects its business and operations in the ordinary course and will promptly notify Parent of any knowledge of the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions and any legal proceeding commenced or, to its knowledge threatened in writing, relating to or involving RayzeBio that relates to the consummation of the Transactions. RayzeBio has further agreed that it will use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relationships and goodwill with all material suppliers, material customers, material licensors, material licensees, Governmental Bodies and other material business relations. However, RayzeBio will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.
RayzeBio has further agreed that, during the Pre-Closing Period, except (i) as required or expressly provided for under the Merger Agreement, (ii) as required by applicable laws, (iii) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, or (iv) pursuant to certain actions agreed by the parties and set forth in the Disclosure Schedule, RayzeBio will not:
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establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interest;

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repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Share) or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, subject to customary exceptions;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;
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sell, issue, grant, deliver, pledge, transfer, encumber, dispose of or authorize the issuance, sale, delivery, pledge, transfer, encumbrance, disposition or grant by RayzeBio of (A) any capital stock, equity interest or other security of RayzeBio, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of RayzeBio or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of RayzeBio (except that RayzeBio may issue Shares as required, upon the exercise of RayzeBio Options or pursuant to purchase rights under the RayzeBio ESPP);

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(A) establish, adopt, enter into, terminate or amend any of its benefit plans (each, an “Employee Plan”) (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement), (B) amend or waive any of its rights under any provision of, or accelerate the vesting, funding or payment of any compensation or benefits under, any of the Employee Plans (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement) or grant any officer, employee, or an individual who is a current independent contractor, consultant or director of or to RayzeBio, an increase in compensation, bonuses, or other benefits, subject to certain exceptions;

•	hire or terminate (other than for cause) any employee or independent contractor with an annual base salary or annual base compensation (as applicable) in excess of $300,000;
•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws;
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form any subsidiary, acquire any equity or voting interest (including by merger) in any other entity, acquire a material portion of the assets of any other person (other than any acquisition of supplies, raw materials, inventory or products in the ordinary course of business) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

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make or authorize capital expenditures except (a) as contemplated by the capital expenditure budget of RayzeBio set forth in the Disclosure Schedule, or (b) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (b) not to exceed $2,000,000 individually and $10,000,000 in the aggregate during any fiscal quarter;

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acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), fail to prosecute, enforce or maintain, fail to renew (including with respect to In-bound Licenses), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than specified permitted encumbrances) any material right or other material asset or property except (a) with respect to such tangible assets or properties, in the ordinary course of business consistent with past practice, and with respect to Intellectual Property Rights, entering into non-exclusive license agreements for manufacturing and materials transfer agreements in the ordinary course of business subject to valid and enforceable confidentiality and non-disclosure provisions, (b) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of RayzeBio, and (c) as provided for in the immediately preceding bullet point;
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disclose any trade secrets or other confidential information relating to each of (a) RYZ101 (225 Ac DOTATATE), (b) RAYZ-SSA, (c) RYZ801 (GPC3), (d) RAYZ-CA9, (e) RAYZ-EphA2, (f) RYZ811 (GPC3), (g) RAYZ-NECT4, (h) RAYZ-TROP2, (i) RAYZ-Integrin, and (j) RAYZ-KRAS (each, a “Product”) other than pursuant to a binding written confidentiality or non-disclosure agreement, and with respect to any trade secrets, with protections sufficient to protect and maintain the trade secret as a trade secret under applicable law;

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lend money or make capital contributions or advances to or make investments in, any person, or incur, assume, guarantee or otherwise become liable for any indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business) or enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business;

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amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract, excluding any non-exclusive license agreements or services agreements entered into in the ordinary course of business or any statements of work under existing material contracts, in each case not in excess of $1,000,000 individually;

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make, rescind or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, amend any material tax return, surrender any claim for a material refund of taxes, waive or extend the statute of limitations with respect to any material tax claim or assessment (other than automatic waivers or extensions obtained in the ordinary course of business), enter into any material closing agreement with respect to taxes or settle or compromise any material tax assessment or other material tax liability;

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commence any legal proceeding, except with respect to (i) routine matters in the ordinary course of business, (ii) in such cases where RayzeBio reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that RayzeBio consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof), or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

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settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than as set forth in the Merger Agreement or any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated by the Merger Agreement or pursuant to a settlement that does not relate to any of the Transactions and (a) that results solely in a monetary obligation involving only the payment of monies by RayzeBio of not more than $500,000 in the aggregate or (b) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, RayzeBio and the payment of monies by RayzeBio that together with any settlement made under clause (a) are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);

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except to the extent required by law, enter into any collective bargaining agreement or other Contract with any labor organization or recognize or certify any labor union, labor organization, works council, or group of employees of the Company as the bargaining representative for any employees of RayzeBio;

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implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, work schedule changes or other such actions that could reasonably be expected to require advance notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar laws;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of RayzeBio;
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make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of RayzeBio, except insofar as may be required (a) by GAAP, (b) by Regulation S-X under the Securities Act, or (c) by any governmental authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

•	enter into any material transfer agreement except pursuant to RayzeBio’s standard form material transfer agreement, substantially in the same form as provided to Parent in all material respects;
•	waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference or nondisparagement obligation of any current or former employee or independent contractor; or
•	authorize any of, or agree or commit to take any of, the foregoing actions.
Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, RayzeBio will, in each case to the extent reasonably practicable and permissible under applicable Law, (a) provide Parent with a reasonable opportunity to review the material portions of any applications or filings to be made with the United States Food and Drug Administration (“FDA”), the U.S. Nuclear Regulatory Commission or any other governmental body, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, the U.S. Nuclear Regulatory Commission or any other governmental body, in any case, with respect to any Product or any of RayzeBio’s clinical activities, (b) consult with Parent in connection with any proposed meeting with the FDA, the U.S. Nuclear Regulatory Commission or any other governmental body relating to any Product or any of RayzeBio’s clinical activities, and (c) keep Parent reasonably informed of any material communication (written or oral) with or from the FDA, the U.S. Nuclear Regulatory Commission or any other governmental body regarding any Product or any of RayzeBio’s clinical activities.
No Solicitation
Pursuant to the Merger Agreement, RayzeBio will and will direct its representatives to cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal (as defined below). RayzeBio has also agreed not to, and to direct its representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (and promptly (and in any event within 24 hours) after execution of the Merger Agreement, terminate all physical and electronic data access previously granted to any other party) and (ii) directly or indirectly:
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solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information relating to or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

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enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition, RayzeBio, within two business days following the execution of the Merger Agreement, delivered a written notice to each person that entered into a confidentiality agreement relating to a potential Acquisition Proposal (or prior discussions with respect to a potential Acquisition Proposal) within the six months prior to execution of the Merger Agreement, to the effect that RayzeBio was ending all discussions and negotiations with such person with respect to any Acquisition Proposal, effective on the date thereof, and requested the prompt return or destruction of all confidential information concerning RayzeBio in such person’s possession or control.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer from any person (other than Parent and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to, in a single transaction or series of related transactions, any of the following:
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an acquisition or exclusive license from RayzeBio, joint venture, partnership, collaboration, revenue-sharing arrangement or similar transaction with respect to, any Product, or any assets of RayzeBio equal to 20% or more of the enterprise value of the consolidated total RayzeBio’s assets or to which 20% or more of RayzeBio’s revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Shares;
•	a recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares; or
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a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving RayzeBio that if consummated would result (i) in any person or group beneficially owning 20% or more of the outstanding Shares or 20% or more of the aggregate voting power or equity interests of RayzeBio, the surviving entity or the resulting direct or indirect parent of RayzeBio or such surviving entity or (ii) the holders of the Shares, as of immediately prior to the consummation of such transaction, beneficially owning 80% or less of the aggregate voting power or equity interests of RayzeBio, the surviving entity or the resulting direct or indirect parent of RayzeBio or such surviving entity, in each case other than the Transactions.

For purposes of the Merger Agreement, the term “Superior Proposal” means any bona fide written Acquisition Proposal that the RayzeBio Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the RayzeBio Board deems relevant, and if consummated, would result in a transaction more favorable to RayzeBio’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement. However, for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Proposal will be deemed to be references to “100%” and “50%,” respectively.
If at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, RayzeBio or any of its representatives receives an unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not, directly or indirectly, result from any breach of the restrictions described above, then:
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RayzeBio and its representatives may contact such person or group of persons solely to clarify the terms and conditions of such proposal and inform such person or group of persons of the terms of RayzeBio’s non-solicitation obligations; and

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if the RayzeBio Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and that failure to take such action would be inconsistent with its fiduciary duties under applicable law, then RayzeBio and its representatives may (x) furnish, pursuant to (but only pursuant to) a customary confidentiality agreement that satisfies certain criteria specified in the Merger Agreement (an “Acceptable Confidentiality Agreement”), information (including non-public information) with respect to RayzeBio to the person or group of persons who has made such Acquisition Proposal (however, RayzeBio must concurrently provide to Parent any non-public information concerning RayzeBio that is provided to any person given such access which was not previously provided to Parent or its representatives) and (y) following the execution of an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

In addition, RayzeBio must:
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promptly (and in any event within twenty four hours or, if first received on a Saturday, within forty eight hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, an Acquisition Proposal, are received by RayzeBio or any of its representatives, including the identity of the person or group of persons making such Acquisition Proposal;

•	provide to Parent a summary of the material terms and conditions of any Acquisition Proposal and a copy of such Acquisition Proposal;
•	keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any changes to the terms thereof); and
•	upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.
RayzeBio Board Recommendation
As described above, and subject to the provisions described below, the RayzeBio Board unanimously resolved to recommend that RayzeBio’s stockholders tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “RayzeBio Board Recommendation.” Unless the RayzeBio Board makes an Adverse Change Recommendation (as defined below), the RayzeBio Board also agreed to include the RayzeBio Board Recommendation in the Schedule 14D-9 and to permit Purchaser to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.
Except as described below, during the Pre-Closing Period, neither the RayzeBio Board nor any committee of the RayzeBio Board may:
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withdraw or qualify (or modify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), the RayzeBio Board Recommendation; or

•	approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal.
Any action described in the foregoing two bullets is referred to as an “Adverse Change Recommendation.”
The Merger Agreement further provides that the RayzeBio Board will not approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow RayzeBio to execute or enter into any contract (other than an Acceptable Confidentiality Agreement) with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, RayzeBio to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.
However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, the RayzeBio Board may make an Adverse Change Recommendation in response to an Acquisition Proposal or terminate the Merger Agreement in order to enter into an agreement with respect to such Acquisition Proposal. However, such action may be taken if and only if:
•	the RayzeBio Board determines in good faith (after consultation with outside legal counsel) that the applicable Acquisition Proposal is a Superior Proposal;
•	such Acquisition Proposal did not arise out of a breach of the obligations of RayzeBio described above under “—No Solicitation”;
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the RayzeBio Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to RayzeBio’s stockholders under applicable laws;

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RayzeBio has given Parent prior written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Proposal at least three business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”);

•	RayzeBio has provided to Parent, no later than concurrently with the delivery of the Determination Notice and a summary of the material terms and conditions of such Acquisition Proposal;
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RayzeBio has given Parent three business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Acquisition Proposal would cease to constitute a Superior Proposal and has made itself and its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) during such three business day period with respect to such proposed revisions or other proposal, if any; and

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after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the RayzeBio Board has determined, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Proposal would be inconsistent with its fiduciary duties to RayzeBio’s stockholders under applicable laws.

The above will also apply to any financial or other material amendment to any Acquisition Proposal, which will require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.
Additionally, at any time prior to the Offer Acceptance Time, the RayzeBio Board may make an Adverse Change Recommendation in response to a Change in Circumstance (as defined below). However, such action may be taken if and only if:
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the RayzeBio Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties to RayzeBio’s stockholders under applicable laws;

•	RayzeBio has given Parent a Determination Notice at least three business days prior to making any such Adverse Change Recommendation;
•	no later than concurrently with the delivery of the Determination Notice, RayzeBio has specified the Change in Circumstance in reasonable detail;
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RayzeBio has given Parent three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made itself and its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or make other proposals such that such Change in Circumstance would no longer necessitate an Adverse Change Recommendation, if any; and

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following the end of such three business day period, after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with its outside legal counsel, the RayzeBio Board has determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the RayzeBio Board to RayzeBio’s stockholders under applicable laws.

The above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, which will require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.
For purposes of the Merger Agreement, a “Change in Circumstance” means any material event or development or material change in circumstances with respect to RayzeBio occurring after the date of the Merger Agreement that (i) has a material positive effect on the business, assets, financial condition or results of operations of RayzeBio, (ii) was neither known to the RayzeBio Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (iii) does not relate to any Acquisition Proposal; in each case other than (x) changes in the market price or trading volume of any securities of RayzeBio in and of itself or (y) RayzeBio exceeding any internal or published industry analyst projections or forecasts or estimates or revenues or earnings, in and of itself (it being understood that, for purposes of clauses (x) and (y), the underlying causes of any such changes or developments may, if they are not otherwise excluded from the definition of “Change in Circumstance,” be taken into account in determining whether a Change in Circumstance has occurred).
None of the provisions described above under “—No Solicitation” or elsewhere in the Merger Agreement will prohibit RayzeBio from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a),

Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to RayzeBio’s stockholders that is required by applicable Law or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, so long as any such action that would otherwise constitute an Adverse Change Recommendation is taken only in accordance with the provisions described in this RayzeBio Board Recommendation subsection.
Regulatory Undertakings
Each of Parent, Purchaser and RayzeBio have agreed to use their respective reasonable best efforts to as soon as practicable (but in no event later than 20 business days after the date of the Merger Agreement, unless each of Parent and RayzeBio’s respective outside counsels mutually agree to a later date) (such date, the “HSR Filing Date”) make an appropriate filing with each of (i) the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the U.S. Federal Trade Commission (the “FTC”) of all notification and report forms relating to the Transactions as required by the HSR Act, which filing each of Parent and RayzeBio intends to make on January 25, 2024, and (ii) the U.S. Nuclear Regulatory Commission (the “NRC”) and the California Department of Public Health (the “CDPH”) under certain laws with respect to the regulation of nuclear and radioactive materials (“Nuclear Laws”). Each of Parent, Purchaser and RayzeBio will (A) promptly supply the others with any information which may be required in order to effectuate any filings or submissions under any applicable Antitrust Laws or Nuclear Laws, (B) promptly respond to any inquiry, request for information, documents, or other material or testimony by the DOJ, FTC or other governmental body under applicable Antitrust Law or Nuclear Law and (C) coordinate, cooperate and consult with each other in making any such filings or submissions (including the information appearing in such filing or submission) pursuant to and in connection with the foregoing that may be necessary, proper, or advisable in order to consummate and make effective the Transactions as promptly as practicable.
Parent, Purchaser and RayzeBio also agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to make effective as promptly as practicable, but in no event later than the End Date, the consummation of the Offer, the Merger or other Transactions, including (i) obtaining the expiration or termination of all applicable waiting periods under the HSR Act and resolving objections, if any, of the DOJ, FTC, or other governmental body as promptly as practicable, (ii) making all other filings (if any) and giving all notices (if any) required to be made and given by such party in connection with the Transactions, including any applicable Antitrust Laws or Nuclear Laws, and (iii) obtaining each other consent (if any) required to be obtained (pursuant to any applicable law, contract or otherwise) by such party in connection with the Offer, the Merger or any other Transaction. Parent and RayzeBio also agreed to certain mutual obligations requiring them to (A) promptly keep each other informed regarding the progress and status of all filings and submissions made with respect to the Transactions, (B) promptly provide each other with copies of any material or substantive written communications and material details of any oral communications with any governmental body regarding the Transactions, (C) give each other prior notice of any in person meeting or video conference and, to the extent practicable, give each other the opportunity to consult in advance of, and consider in good faith the views of the other party in connection with, any such meeting, telephone or video conference, or other material or substantive oral or written analysis, appearance, argument, brief, communication, memorandum, opinion, presentation or proposal to be made or submitted in connection with any such governmental body, (E) give each other the opportunity to attend or participate (unless prohibited by such governmental body) in any such meeting or communication and (F) provide notice of any material or substantive communication to, and any proposed understanding, undertaking or agreement with, any Governmental Body with respect to any such filing or submission or otherwise with respect to the Transactions. Parent and RayzeBio will coordinate, cooperate and consult with each other with respect to strategy, arguments, communications or positions to be taken in connection with any investigation, inquiry, litigation or action by or before any governmental body relating to any Transaction.
Neither Parent nor RayzeBio will, without prior written consent from the other (such consent not to be unreasonably withheld, conditioned or delayed), commit to or agree with any governmental body to enter into any timing agreement, to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Law, pull and refile under the HSR Act, or agree not to consummate the Transactions for any period of time.
Further, Parent, Purchaser and RayzeBio agreed to use reasonable best efforts to take, and cause their affiliates to use reasonable best efforts to, cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the FTC or DOJ, or other governmental bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ, other governmental bodies or any other person under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Merger closing or materially delaying the Offer Acceptance Time or the Merger or delaying the Offer Acceptance Time beyond the Expiration Time.
Notwithstanding any of the above, the Merger Agreement does not require (x) Parent or any of its subsidiaries or (y) RayzeBio or the Surviving Corporation (as defined below) to, and RayzeBio and the Surviving Corporation will not, unless otherwise directed in writing by Parent (in which case, RayzeBio and/or the Surviving Corporation will), take any action to: (i) commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of RayzeBio, the Surviving Corporation, Parent or any of its subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of RayzeBio, the Surviving Corporation, Parent or any of its subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of RayzeBio, the Surviving Corporation, Parent or any of its subsidiaries, (v) effectuate any other change or restructuring of RayzeBio, the Surviving Corporation, Parent or any of its subsidiaries, (vi) undertake or enter into agreements with any governmental body or agree to the entry of an order by any governmental body, and (vii) otherwise take or commit to take any actions with respect to the businesses, product lines or assets RayzeBio, Parent, the Surviving Corporation or any of its subsidiaries. However, RayzeBio will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on RayzeBio only in the event the Merger occurs.
Parent, Purchaser and RayzeBio will defend through litigation on the merits any claim asserted in court by any person, including any governmental body, under applicable Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Merger from occurring by the End Date.
Access to Information
During the Pre-Closing Period, RayzeBio has agreed, upon reasonable advance notice, to provide and cause RayzeBio’s representatives to provide, Parent and its representatives with reasonable access during normal business hours to RayzeBio’s representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to RayzeBio, and to provide copies of such existing books, records, tax returns, work papers and other documents and information relating to RayzeBio, in each case, to the extent reasonably requested by Parent and its representatives for reasonable business purposes, subject to customary exceptions and limitations.
Director and Officer Indemnification and Insurance
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by RayzeBio existing in favor of those persons who were directors or officers of RayzeBio as of the date of the Merger Agreement or have been directors or officers of RayzeBio in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Merger Effective Time, as provided in the certificate of incorporation and bylaws of RayzeBio as of the date of the Merger Agreement, as well as certain indemnification agreements between an Indemnified Person and RayzeBio made available to Parent or Parent’s representatives prior to the date of the Merger Agreement, will survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by the surviving corporation in the Merger (the “Surviving Corporation”) and its subsidiaries to the fullest extent available under Delaware or other applicable laws for a period of six years from the Merger Effective Time, and any claim made pursuant to such rights within such six-year period will be subject to the terms of the Merger Agreement.
The Merger Agreement also provides that, from the Merger Effective Time until the sixth anniversary of the Merger Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by RayzeBio as of the date of the Merger Agreement for the benefit of the Indemnified Persons who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Merger Effective Time in their capacities as directors and officers of RayzeBio (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Merger Effective Time, Parent or RayzeBio may, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for RayzeBio policy effective as of the Merger Effective Time, subject to specified limitations.
Employee Benefits
For a period of one year following the Merger Effective Time, Parent will provide, or cause to be provided, to each RayzeBio employee who is employed by RayzeBio as of immediately prior to the Merger Effective Time and who continues to be employed by the Surviving Corporation (or any of affiliate thereof) (each, a “Continuing Employee”) during such one-year period, (i) a base salary (or base wages, as the case may be) and a target annual cash bonus opportunity, which are no less favorable in the aggregate than the base salary (or base wages, as the case may be) and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Merger Effective Time, and (ii) benefits (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity based compensation, retention or change in control-related compensation or benefits, long-term incentive or nonqualified deferred compensation and employee stock purchase plans (collectively, the “Specified Arrangements”)) that are substantially comparable in the aggregate to the benefits (excluding the Specified Arrangements) provided to either such Continuing Employee immediately prior to the Merger Effective Time under the Employee Plans set forth in the Disclosure Schedule or similarly situated employees of Parent, as reasonably determined in good faith by Parent.
Each Continuing Employee will be given service credit for all purposes of eligibility to participate, level of benefits under Parent’s and/or the Surviving Corporation’s vacation policy, and eligibility for vesting under Parent’s and/or the Surviving Corporation’s health and welfare benefit plans and arrangements (including any severance plans and arrangements and paid time off) in which the Continuing Employee may participate following the Merger (the “Parent Plans”) with respect to his or her length of service with RayzeBio (and its predecessors) prior to the Merger to the same extent such Continuing Employee was entitled to such service credit under the corresponding Employee Plan in which such Continuing Employee participated immediately prior to the Merger. The foregoing will not result in the duplication of benefits or to benefit accrual under any pension plan.
With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Merger Effective Time, Parent will, or will cause the Surviving Corporation to instruct its affiliates to, as applicable (and without duplication of benefits) assume, as of the Merger Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of RayzeBio.
In addition, to the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under the Parent Plans, to the extent that such conditions, exclusions and waiting periods would not apply under the corresponding Employee Plan in which such Continuing Employees participated prior to the Merger Effective Time and (ii) during the plan year in which the Merger occurs, for purposes of satisfying deductibles, coinsurance and out-of-pocket maximums, credit Continuing Employees for amounts paid prior to the Merger Effective Time with RayzeBio (and its predecessors) under the applicable Employee Plan to the same extent that such amounts paid was recognized prior to the Merger Effective Time under the corresponding Employee Plan that is a health or welfare benefit plan of RayzeBio.
If annual bonuses in respect of either RayzeBio’s 2023 or 2024 fiscal year have not been paid prior to the date on which the Merger occurs, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, pay each Continuing Employee a 2023 or pro rata 2024 annual bonus, as applicable, in an amount equal to the greater of the Continuing Employee’s target annual bonus and the annual bonus to which such Continuing Employee would be entitled based on RayzeBio’s actual performance under the applicable bonus arrangements of RayzeBio in effect as of the date of the Merger Agreement, with such bonus payments to be made at the same time as annual bonuses are typically paid by RayzeBio.
Unless otherwise requested by Parent at least five days prior to the Merger, RayzeBio will, no later than one business day prior to the date on which the Merger occurs, cease contributions to, and adopt a written consent or resolution and take other necessary and appropriate action to terminate RayzeBio’s 401(k) plan, with such termination to be effective no later than the business day immediately prior to the date of the Merger, with such cessation of contributions and termination permitted to be contingent upon consummation of the Merger.
Security Holder Litigation
RayzeBio has agreed to promptly notify Parent of any litigation brought against RayzeBio and/or its directors or officers (in their respective capacities as such) relating to the Transactions. RayzeBio will control any legal proceeding brought by stockholders of RayzeBio against RayzeBio and/or its directors relating to the Transactions. RayzeBio has also agreed to give Parent the right to review and comment on all material filings or responses to be made by RayzeBio in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and RayzeBio must in good faith take such comments into account. No such settlement may be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by RayzeBio’s insurance policies (other than any applicable deductible) and only if such settlement is settled solely for the payment of monies.
Takeover Laws
If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and RayzeBio and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.
Section 16 Matters
The Merger Agreement provides that RayzeBio and the RayzeBio Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and RayzeBio Awards in the Transactions by the applicable individuals and to cause such dispositions and cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the RayzeBio Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between RayzeBio or any of its affiliates and any of the officers, directors or employees of RayzeBio that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Stock Exchange Delisting and Deregistration
RayzeBio has agreed to, prior to the Merger, cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Merger Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.
Conditions to the Offer
See “—Section 15—Conditions to the Offer.”

Conditions to the Merger
The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:
•
There will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor any applicable Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger (the “Restraints Condition”); and

•	Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.
Termination
The Merger Agreement may be terminated under any of the following circumstances:
•	by mutual written consent of Parent and RayzeBio at any time prior to the Offer Acceptance Time;
•
by either Parent or RayzeBio if a court of competent jurisdiction or other governmental body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable. No party will be permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Merger Effective Time. We refer to any termination of the Merger Agreement pursuant to this provision as a “Legal Restraint Termination”;

•
by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted by the Merger Agreement to do so: (i) the RayzeBio Board has failed to include the RayzeBio Board Recommendation in the Schedule 14D-9 when mailed, or has effected an Adverse Change Recommendation; (ii) the RayzeBio Board has failed, following written request of Parent given not less than three business days prior to the then-scheduled Expiration Time, to publicly reaffirm the RayzeBio Board Recommendation within the earlier of (x) ten business days after Parent so requests in writing and (y) two business days prior to the then-scheduled Expiration Time, except that Parent may only make such request once every 30 days (other than in the event of any amendment or change to any Acquisition Proposal, in which case Parent may make such request in connection with any such amendment or change); or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act commenced by a party other than Parent, Purchaser or any of their affiliates, the RayzeBio Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•
by either Parent or RayzeBio if (i) the Offer Acceptance Time has not occurred on or prior to the applicable End Date or (ii) the Offer has expired pursuant to its terms and the terms of the Merger Agreement (after giving effect to any extensions thereof in accordance with the Merger Agreement) without Purchaser having accepted for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement on account of the failure to satisfy the Minimum Condition. No party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party. We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”;

•
by RayzeBio, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal, as long as such Superior Proposal did not, directly or indirectly, result from a breach by RayzeBio of its obligations described under “—No Solicitation” and “—RayzeBio Board Recommendation,” and concurrently with such termination RayzeBio pays the Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Specified Proposal Termination”;
•
by Parent, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of RayzeBio has occurred such that the Representations Condition or the Obligations Condition would not be satisfied and cannot be cured by RayzeBio by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives RayzeBio notice of such breach or failure to perform. Parent will not have the right to terminate the Merger Agreement pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder. We refer to any termination of the Merger Agreement pursuant to this provision as a “RayzeBio Breach Termination”;

•
by RayzeBio, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within 30 days of the date RayzeBio gives Parent notice of such breach or failure to perform. RayzeBio will not be permitted to terminate the Merger Agreement pursuant to this provision if RayzeBio is then in material breach of any representation, warranty, covenant or obligation hereunder; or

•
by RayzeBio if Purchaser has failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by the time the Offer is required to be commenced pursuant to the Merger Agreement or (ii) in violation of the terms of the Merger Agreement, accept and pay for all Shares validly tendered (and not validly withdrawn) as of the Expiration Time when required to do so in accordance with the terms of the Merger Agreement. RayzeBio will not be permitted to terminate the Merger Agreement pursuant to this provision if such failure is primarily attributable to a failure on the part of RayzeBio to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by RayzeBio for such commencement of the Offer or such acceptance and payment for all Shares.

Effect of Termination
If the Merger Agreement is terminated pursuant to its terms, it will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or RayzeBio or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the Confidentiality Agreement (as defined and described below), will survive such termination, including the provisions described in “—Termination Fees” below, and (ii) no such termination will relieve any party from any liability for common law fraud (with scienter) or any willful breach of the Merger Agreement prior to such termination, in which case any party has the right to seek damages based on loss of the economic benefit of the Transactions to such party and its stockholders.
Termination Fees
RayzeBio will pay Parent a termination fee of $104,000,000 in cash (the “Termination Fee”) in the event that:
•	the Merger Agreement is terminated by RayzeBio pursuant to a Specified Proposal Termination;
•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or
•
(i) (x) the Merger Agreement is terminated pursuant to an End Date Termination (but, in the case of a termination by RayzeBio, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to an End Date Termination), or (y) a RayzeBio Breach Termination, (ii) an Acquisition Proposal has been made to RayzeBio or directly to RayzeBio’s stockholders, or has otherwise become publicly known, and, in each case, such Acquisition Proposal has not been withdrawn prior to such termination and (iii) within nine months of such termination, RayzeBio enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated (whether before or after the expiration of such nine-month period) or consummates an Acquisition Proposal (with the references to “20%” and “80%” in the definition of “Acquisition Proposal” being deemed to be references to “50%”).
RayzeBio will pay to Parent or its designee the Termination Fee by wire transfer of same day funds (i) in the case of a termination pursuant to a Specified Proposal Termination, on the date that the applicable agreement with respect to the Superior Proposal is executed and as a condition to the effectiveness of such termination; (ii) in the case of a termination pursuant to a Change in Recommendation Termination, within two business days after such termination; or (iii) in the case of a termination described in the third bullet above, immediately prior to the consummation of the Acquisition Proposal referred to in such bullet.
RayzeBio will not be required to pay the Termination Fee on more than one occasion. In the event that Parent or its designee receives the Termination Fee, none of Parent, Purchaser, any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against RayzeBio or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser to seek specific performance or with respect to common law fraud or (with scienter) willful breach).
In the event that (i) the Merger Agreement is terminated by either Parent or RayzeBio pursuant to a Legal Restraint Termination (solely to the extent the applicable legal restraint causing the termination arises under the HSR Act or any other Antitrust Laws) or (ii) (A) the Merger Agreement is terminated by either Parent or RayzeBio pursuant to an End Date Termination, (B) the Restraints Condition, any Regulatory Condition or Governmental Consents Condition (in each case, solely as it relates to any Antitrust Laws) has not been satisfied and (C) all of the Offer Conditions (other than (x) the Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time so long as such conditions are reasonably capable of being satisfied at the closing of the Transactions and (y) solely as it relates to Antitrust Laws, any Regulatory Condition) have been satisfied or waived; then Parent will be required to pay to RayzeBio an amount in cash of $141,000,000 (the “Reverse Termination Fee”), in no event later than two business days after such termination.
Parent will not be required to pay the Reverse Termination Fee more than once. In the event that RayzeBio or its designee receives the Reverse Termination Fee, none of RayzeBio or any other person will be entitled to bring or maintain any claim, action or proceeding against Parent or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination.
Subject to the terms of the Merger Agreement, a party’s right to receive payment from the other of the Termination Fee or the Reverse Termination Fee, as the case may be (and its reasonable and documented costs and expenses in respect of legal proceedings brought to enforce payment thereof, if applicable), will be the sole and exclusive remedy of such party’s or its respective affiliates against the other party and any of its respective former, current or future officers, directors, partners, stockholders, option holders, managers, members or affiliates for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise.
Pursuant to the Merger Agreement, if RayzeBio or Parent, as applicable, fails to timely pay any Termination Fee or Reverse Termination Fee due pursuant to the terms of the Merger Agreement, and in order to obtain the payment, Parent or RayzeBio, as applicable, commences a legal proceeding which results in a judgment against RayzeBio or Parent, as applicable, RayzeBio will pay Parent, or Parent will pay to RayzeBio, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount.
Fees and Expenses
Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.
Specific Performance
Parent, Purchaser and RayzeBio have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to seek an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.
Governing Law
The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.
Other Agreements
The Confidentiality Agreement
Parent and RayzeBio entered into a confidentiality agreement, dated December 16, 2023 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and RayzeBio agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the specific purpose of considering, evaluating, negotiating and consummating a possible negotiated transaction between Parent and RayzeBio. The Confidentiality Agreement includes a one year standstill provision for the benefit of RayzeBio and permitted Parent to confidentially approach RayzeBio’s chief executive officer or board of directors to propose a transaction during the standstill period and a fall-away provision upon the entry into a definitive agreement providing for certain acquisition transactions, including the Transactions.
The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which Purchaser has filed with the SEC as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference.
14.	Dividends and Distributions
The Merger Agreement provides that during the Pre-Closing Period, except (i) as required or expressly provided for under the Merger Agreement or as required by applicable laws, (ii) with the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned, or (iii) as set forth in Disclosure Schedule, RayzeBio will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of RayzeBio’s capital stock (including the Shares) or other equity or voting interest other than certain specific exceptions contained in the Merger Agreement.
15.	Conditions to the Offer
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time (subject to any extensions of the Offer pursuant to the Merger Agreement), if any of the following conditions are not satisfied or waived in writing by Parent as of the Expiration Time:
•
the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•
(1) the representations and warranties of RayzeBio as set forth in Sections 3.1(a) and (b) (Due Organization; No Subsidiaries, Etc.), Section 3.21 (Authority; Binding Nature of Agreement) and Section 3.23 (Merger Approval) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (1)) only as of such date); (2) the representations and warranties of RayzeBio as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (2)) only as of such date); (3) the representations and warranties of RayzeBio as set forth in subsections (a), (c) (first and third sentence only) and (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $10,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (3)) only as of such date); and (4) the representations and warranties of RayzeBio as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) will have been accurate in all respects as of the date of the Merger Agreement, and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if all such inaccuracies (considered collectively, including any inaccuracies referred to in clauses (1), (2), and (3) above) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement and described below) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (4)) only as of such date) (the “Representations Condition”);
•
RayzeBio having complied with or performed in all material respects all of RayzeBio’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•
Parent and Purchaser having received a certificate executed on behalf of RayzeBio by RayzeBio’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

•
(i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act will have been received or will have terminated or expired, as the case may be and (ii) any agreement with a governmental body entered into by RayzeBio and Parent in accordance with the terms of the Merger Agreement not to consummate the Offer or the Merger will have expired or been terminated (the “Governmental Consents Condition”);

•
there not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor there having been any action taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the Governmental Consents Condition and the conditions in this bullet point (in case of this bullet point, as such condition directly relates to the HSR Act), the “Regulatory Condition”);

•	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and
•	the Merger Agreement not having been terminated in accordance with its terms.
The Offer is not subject to, or contingent upon, any financing condition.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition or the Regulatory Condition (which may only be waived with the prior written consent of RayzeBio), may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Section 15 or in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
The term “Material Adverse Effect” means an event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of RayzeBio set forth in the Merger Agreement) that either (a) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of RayzeBio or (b) has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, the consummation by RayzeBio of the Offer or the Merger. In the case of clause (a) of this definition, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of RayzeBio’s stock; (ii) any event, occurrence, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.24 of the Merger Agreement (Non-Contravention; Consents) but subject to disclosures in the Disclosure Schedule); (iii) any event, occurrence, circumstance, change or effect in the industries in which RayzeBio operates or in the economy generally or other general business, financial or market conditions, except to the extent that RayzeBio is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, except to the extent that RayzeBio is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects RayzeBio relative to other participants in the industries in which RayzeBio operates or the economy generally, as applicable; (vi) any epidemic, pandemic (including COVID-19), disease outbreak or other public health-related event, hurricane, flood, earthquake, tsunamis, tornadoes, mudslides, fires or other natural disaster or other force majeure event, or the escalation or worsening thereof, including, in each case, the response of any governmental body, except to the extent that such event, circumstance, change or effect disproportionately affects the Company relative to other participants in the industries in which RayzeBio operates or the economy generally, as applicable; (vii) the failure, in and of itself, of RayzeBio to meet internal or analysts’ expectations or projections or the results of operations of RayzeBio; (viii) any adverse effect arising directly from or otherwise directly relating to any action taken by RayzeBio at the written direction of Parent or any action specifically required to be taken by RayzeBio, or the failure of RayzeBio to take any action that RayzeBio is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent unreasonably fails to give its consent thereto after a written request therefor pursuant to the Merger Agreement; (ix) any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of the Merger Agreement; (x) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or the United States generally accepted accounting principles (“GAAP”) (or interpretations of any applicable law or GAAP), except to the extent that RayzeBio is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; or (xi) to the extent not involving any wrongdoing by RayzeBio or any of its affiliates or representatives acting on behalf of RayzeBio and other than for purposes of any representation or warranty contained in Sections 3.13 (Regulatory Matters) or 3.15 (Governmental Authorizations) of the Merger Agreement, (1) regulatory, manufacturing or clinical changes, events or developments or other actions resulting from any nonclinical (including internal and external research and discovery) or clinical studies (including compassionate use studies) sponsored by RayzeBio or any competitor of RayzeBio, results of meetings with the FDA or other governmental body (including any communications from any governmental body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to RayzeBio’s or any competitor’s product candidates, (2) the determination by, or the delay of a determination by, the FDA or any other governmental body, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of RayzeBio’s or any competitor’s product candidates, (3) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of RayzeBio’s products or product candidates, or any guidance, announcement or publication by the FDA or other governmental body relating to any product candidates of RayzeBio or any competitor, or (4) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of RayzeBio or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of RayzeBio or the pricing of products. However, the exceptions in clauses (i) and (vii) above will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise expressly excluded under any of the exceptions provided by clauses “(ii)” through “(vi)” or “(viii)” through “(xi)” above) is or would be reasonably be expected to be a Material Adverse Effect.
16.	Certain Legal Matters; Regulatory Approvals
General
Except as discussed below in this Section 16, based on our examination of publicly available information filed by RayzeBio with the SEC and a review of certain information furnished by RayzeBio to Purchaser, we are not aware of any governmental license or regulatory permit that appears to be material to RayzeBio’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental authority or agency, domestic, foreign or super national, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to RayzeBio’s business or certain parts of RayzeBio’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”
State Takeover Statutes
As a Delaware corporation, RayzeBio is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” RayzeBio has represented to Purchaser in the Merger Agreement that, assuming the accuracy of certain representations and warranties made by Purchaser and Parent, the RayzeBio Board has taken all action necessary to render Section 203 of the DGCL inapplicable to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other Transactions.
In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. RayzeBio conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws.

To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.
In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer.”
Antitrust Approvals
Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.
Pursuant to the Merger Agreement, each of Parent and RayzeBio intends to file on January 25, 2024 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form at 11:59 p.m., Eastern Time, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. The parties may also agree with the DOJ or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.
After expiration of the applicable waiting period, Parent and RayzeBio will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.
There can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.
Consents under Nuclear Laws
RayzeBio holds radioactive materials licenses issued by the NRC for its manufacturing facility located in Indiana and by the CDPH for its California facility. The radioactive materials licenses, collectively, authorize RayzeBio to possess, dispose of and distribute radioactive drugs and radiochemicals for medical and non-medical use to authorized recipients in the United States. The consent of such government bodies is required for an indirect transfer of control of such licenses, as will result from the Transactions. While obtaining such consents is not a condition to consummation of the Transactions set forth in the Merger Agreement, RayzeBio and Parent on January 11, 2024, jointly submitted requests for consent to the indirect transfer of control of the RayzeBio radioactive materials licenses to the NRC and the CDPH, respectively, and intend to obtain such consents prior to consummation of the Transactions. These filings are under review by the applicable government bodies.
Regulatory Undertakings
See “—Section 13—The Transaction Documents—Regulatory Undertakings.”
17.	Fees and Expenses
We have retained Georgeson LLC to act as the Information Agent and Equiniti Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
18.	Miscellaneous
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.
No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal.
We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, RayzeBio has filed the Schedule 14D-9, together with the exhibits thereto, setting forth the RayzeBio Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning RayzeBio” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.
Rudolph Merger Sub Inc.
January 25, 2024

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director, executive officer is Route 206 & Province Line Road, Princeton, NJ 08543. Directors are identified by an asterisk.
Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Giovanni Caforio, M.D.*
Dr. Caforio has served as Chairman of the Board since May 2017 and was appointed Executive Chairman of Board effective November 1, 2023. He previously served as Chief Executive Officer from May 2015 to October 2023 and has been a director since 2014. Dr. Caforio has also served on the Board of Directors of Stryker Corporation (a medical technologies corporation located at 2825 Airview Boulevard Kalamazoo, MI 49002) since November 2020.
USA and Italy
Christopher Boerner, Ph.D.*
Dr. Boerner has served as a director since May 2023 and as Chief Executive Officer since November 2023. Prior to assuming his current role, he served as Executive Vice President, Chief Operating Officer and Chief Executive Officer Designate from April to November 2023. Dr. Boerner previously served as Executive Vice President, Chief Commercialization Officer from August 2018 to April 2023. Prior to this, Dr. Boerner served as President and Head, International Markets from September 2017 to July 2018 and President and Head of U.S. Commercial from February 2015 to September 2017.
USA
Peter J. Arduini*
Mr. Arduini has served as a director since 2016. Mr. Arduini has served as President and Chief Executive officer at GE Healthcare (a medical technology and digital solutions innovator located at 500 W. Monroe Street, Chicago IL), since January 2022. Mr. Arduini also served as President and Chief Executive Officer at Integra LifeSciences Holdings Corporation (a global medical technology company located at 1100 Campus Road Princeton, NJ 08540), from January 2012 to December 2021. Mr. Arduini also serves on the Boards of Directors of GE Healthcare, AdvaMed (the Advanced Medical Technology Association) (a medical technology association located at 1301 Pennsylvania Ave., NW, Suite 400. Washington, D.C. 20004) and the National Italian American Foundation (a nationwide organization for Italian American citizens living in the United States located at 1860 19th Street NW, Washington, DC 20009). Mr. Arduini previously served on the Board of Trustees of Susquehanna University (a private liberal arts college located at 514 University Ave., Selinsgrove, PA 17870) from 2016 to 2022.
USA
Deepak L. Bhatt, M.D.*
Dr. Bhatt has served as a director since June 2022. Dr. Bhatt has served as Director of Mount Sinai Heart, a hospital, and Dr. Valentin Fuster Professor of Cardiovascular Medicine at the Icahn School of Medicine, a private medical school (both located at 1 Gustave L. Levy Place, New York, NY 10029), since 2022. Prior to his current position, Dr. Bhatt served as Executive Director of Interventional Cardiovascular Programs at Brigham and Women’s Hospital (located at 75 Francis Street, Boston, MA, 02115) from 2013 to 2022 and Professor of Medicine at Harvard Medical School (25 Shattuck Street, Boston, MA 02115) and Adjunct Professor of Medicine at Boston University School of Medicine (located
USA
Sch I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

at 72 East Concord Street. Boston, MA 02118) from 2012 to 2022. Dr. Bhatt served as Chief of Cardiologist at Veterans Affair Boston Healthcare (a hospital system located at 150 S Huntington Ave, Boston, MA 02130) from 2008 to 2013. From 2001 to 2008, he held a number of roles of increasing responsibility at the Cleveland Clinic (a nonprofit academic medical center located at 9500 Euclid Avenue, Cleveland, Ohio 44195) in Cleveland, Ohio.

Julia A. Haller, M.D.*
Dr. Haller has served as a director since 2019. Dr. Haller has served as Ophthalmologist-in-Chief of Wills Eye Hospital (located at 840 Walnut Street, Philadelphia, PA 19107), where she holds the William Tasman, M.D. Endowed Chair, since 2007. Dr. Haller is currently Professor and Chair of the Department of Ophthalmology at Sidney Kimmel Medical College at Thomas Jefferson University and Thomas Jefferson University Hospitals (located at 1020 Walnut Street Philadelphia, PA 19107). Prior to that, Dr. Haller was a member of the Johns Hopkins (located at 3400 N. Charles Street, Baltimore, MD) faculty, where she held the Katharine Graham Chair in Ophthalmology until 2007. Dr. Haller also serves on the Boards of Directors of Opthea Limited (a global biopharmaceutical company located at 650 Chapel Street, South Yarra, Victoria, 3141 Australia) and Outlook Therapeutics, Inc. (late clinical stage biopharmaceutical company located at 485 Route 1 South, Building F, Suite 320, Iselin, NJ 08830). She is a former director of Eyenovia, Inc. (a clinical stage ophthalmic biopharmaceutical company located at 295 Madison Ave., Suite 2400, New York, NY 10017) where she served in such role from 2021 to 2022.
USA
Manuel Hidalgo Medina, M.D., Ph.D.*
Dr. Hidalgo Medina has served as a director since 2021. Dr. Hidalgo Medina has served as Professor of Medicine and Chief of Division of Hematology and Medical Oncology and Associate Director, Clinical Services of Mayer Cancer Center at Weill Cornell Medical College (Cornell University's biomedical research unit and medical school located at 525 East 68th Street, New York, NY 10065) since 2019. Dr. Hidalgo Medina has also been an Attending Physician at New York-Presbyterian Hospital (located at 5141 Broadway, New York, NY 10034) since 2019. Prior to this, Dr. Hidalgo Medina served as Deputy Associate Director, Clinical Sciences at Dana Farber/Harvard Cancer Center (a cancer treatment and research institution located at 450 Brookline Ave., BP332A Boston, MA 02215) from 2015 to 2019, Chief of Division of Hematology, Oncology and Director at Rosenberg Clinical Cancer Center of Beth Israel Deaconess Medical Center (a teaching hospital of Harvard Medical School located at 330 Brookline Ave., Boston, MA 02215) from 2015 to 2019 and Professor of Medicine at Harvard University (located at 86 Brattle Street, Cambridge, MA 02138) from 2015 to 2019.
Citizen of Spain, U.S. Permanent Resident
Paula A. Price*
Ms. Price has served as a director since September 2020. Most recently, Ms. Price served as Executive Vice President and Chief Financial Officer of Macy’s, Inc. (a holding company of department stores located at 151 West 34th Street, New York, NY 10001) until May 2020. Prior to that, Ms. Price was a full-time Senior Lecturer for Harvard Business School (located at 114 Western Ave., Boston, MA 02134) in the Accounting and Management Unit from 2014 to 2018. Ms. Price currently serves on the Boards of Directors of Accenture plc (a professional services company located at 1 Grand Canal Square, Dublin,
USA
Sch I-2

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Ireland) and Warner Bros. Discovery, Inc. (a multinational mass media and entertainment conglomerate located at 230 Park Ave S, New York, NY 10003). She previously served on the Boards of Directors of DaVita, Inc. (a provider of dialysis services and integrated health care management services located at 2000 16th St. Denver, CO 80202) from 2020 to 2022, Dollar General Corporation (a chain of variety stores corporation located at 100 Mission Ridge, Goodlettsville, TN, 37072) from 2014 to 2018, and Western Digital Corporation (a computer drive manufacturer and data storage company located at 5601 Great Oaks Pkwy, San Jose, CA) from 2014 to 2019.

Derica W. Rice*
Mr. Rice has served as a director since September 2020. From March 2018 to February 2020, Mr. Rice served as Executive Vice President of CVS Health (a health solutions company located at 1 CVS Dr., Woonsocket, RI 02895) and President of the pharmacy benefits management business of CVS Caremark. Prior to that, Mr. Rice served as the Executive Vice President of Global Services and Chief Financial Officer of Eli Lilly and Company (a pharmaceutical company located at 1555 S Harding St, Indianapolis, IN 46221) from 2006 to 2017. Mr. Rice has been a member of the Boards of Directors of The Walt Disney Company (a mass media and entertainment conglomerate located at 500 South Buena Vista Street, Burbank, CA 91521) since 2019, Target Corporation (a retail corporation located at 1000 Nicollet Mall, Minneapolis, MN, 55403) since 2020, and the Carlyle Group (a private equity firm located at 1001 Pennsylvania Ave. NW, Washington, DC 20004) since 2021.
USA
Theodore R. Samuels*
Mr. Samuels has served as a director since 2017 and as Lead Independent director since May 2021. Mr. Samuels has also served on the Boards of Directors of Centene Corporation (a managed care company located at 1150 Connecticut Ave. NW, Washington, DC 20036) since 2022 and Iron Mountain Inc. (an enterprise information management services company located at 1 Federal Street, Boston, MA 02110) since 2023, and was previously a director of Perrigo Company, PLC (a manufacturer of private label over-the-counter pharmaceuticals located at 515 Eastern Ave., Allegan, MI 49010 USA) from 2017 to 2023.
USA
Gerald L. Storch*
Mr. Storch has served as a director since 2012. Mr. Storch has served as Chief Executive Officer of Storch Advisors (an executive management and consulting company located at 2344 Grays Landing Road, Wayzata, MN 55391) since November 2017 and also held the position from November 2013 to January 2015. From January 2015 to November 2017, Mr. Storch was Chief Executive Officer of Hudson’s Bay Company (a holding company of investments and businesses located at 225 Liberty Street, New York, NY 10281). Mr. Storch has been a director of Fanatics, Inc. (a manufacturer and online retailer of licensed sportswear located at 8100 Nations Way, Jacksonville, FL 32256) since 2013.
USA
Karen H. Vousden, Ph.D.*
Dr. Vousden has been a director since 2018. She has also been Principal Group Leader at the Francis Crick Institute (a biomedical research center located at 1 Midland Rd., London NW1 1AT, UK) in London since February 2017. She previously served as the Chief Scientist of Cancer Research UK (CRUK) (an independent cancer research organization located at 2 Redman Place, London, E20 1JQ) from 2016 to 2022 and served as the director of the CRUK Beatson Institute in Glasgow (one of
UK
Sch I-3

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
CRUK's core-funded institutes located at Beatson Institute for Cancer Research, Switchback Rd., Bearsden, Glasgow G61 1BD, UK) from 2002 to 2016.
Phyllis R. Yale*
Ms. Yale has served as director since 2019. She is an Advisory Partner at Bain & Company (a management consulting firm located at 131 Dartmouth Street, Boston, MA 02116). Ms. Yale joined Bain in 1982 where she has been a leader in building Bain’s healthcare practice and has served in a number of leadership roles. Ms. Yale is Chair of the Board of Blue Cross Blue Shield of Massachusetts (a nonprofit private health insurance company located at 101 Huntington Ave., Suite 1300 Boston, MA) and has served on the Board of DaVita, Inc. (a provider of dialysis services and integrated health care management services located at 2000 16th Street, Denver, CO 80202) since 2016. Ms. Yale also serves on a number of advisory boards, including for the Harvard Business School (located at 114 Western Ave., Boston, MA 02134) Healthcare Initiative and the Health Policy and Management Department at the Harvard Chan School of Public Health.
USA
David V. Elkins
Mr. Elkins has served as Executive Vice President and Chief Financial Officer since 2019, where he is responsible for Global Business Operations, which includes Business Insights and Analytics, Global Finance and Global Procurement. Mr. Elkins joined Parent as part of the acquisition of Celgene Corporation (a pharmaceutical company located at 86 Morris Ave., Summit, NJ 07901) in November 2019. At Celgene Corporation, he served as Chief Financial Officer from 2018 to 2019.
USA
Cari Gallman
Ms. Gallman has served as Executive Vice President, Corporate Affairs since 2023. Prior to this role, Ms. Gallman served as Senior Vice President, Chief Compliance Officer from 2021 to 2023, Vice President and Assistant General Counsel, Worldwide Oncology from 2019 to 2021 and Assistant General Counsel, Oncology Legal from 2018 to 2019.
USA
Sharon Greenlees
Ms. Greenlees has served as Senior Vice President, Corporate Controller since 2022. She previously served as Vice President and Controller, R&D Finance and Operations at AbbVie Inc. (a pharmaceutical company located at 1 North Waukegan Road North Chicago, IL 60064) from 2021 to 2022, as Head of Supply Chain Finance from 2020 to 2021, and as Head of Pricing, U.S. Commercial from 2018 to 2020.
USA
Samit Hirawat, M.D.
Dr. Hirawat has served as Executive Vice President, Chief Medical Officer, Head of Development since 2023. Prior to this, he served as Executive Vice President, Chief Medical Officer, Head of Global Drug Development from 2019 to 2023. Prior to joining Parent, Dr. Hirawat served as Head of Oncology Development at Novartis Pharmaceuticals Corporation (a pharmaceutical corporation located at 1 Health Plaza, East Hanover, NJ 7938) from 2017 to 2019.
USA
Sch I-4

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Lynelle Hoch
Ms. Hoch has served as President, Cell Therapy Organization since 2023. Prior to this role, Ms. Hoch served as Senior Vice President, Global Cell Therapy Franchise Lead from 2021 to 2023, and as General Manager, Ireland & UK, Major Markets from 2019 to 2021.
USA
Adam Lenkowsky
Mr. Lenkowsky served as Executive Vice President, Chief Commercialization Officer since 2023. In his prior role, Mr. Lenkowsky was Senior Vice President, Head of Major Markets from 2022 to 2023. He also served as Senior Vice President, General Manager of U.S. Oncology, Immunology and Cardiovascular from 2019 to 2022.
USA
Sandra Leung	Ms. Leung has served as Executive Vice President and General Counsel since 2015.	USA
Greg Meyers
Mr. Meyers has served as Executive Vice President, Chief Digital and Technology Officer since 2022. Prior to this, Mr. Meyers served as Group Chief Information and Digital Officer at Syngenta Group (a provider of agricultural science and technology located at Rosentalstrasse 67, 4058 Basel, Switzerland) from 2018 to 2022.
USA
Robert Plenge, M.D., Ph.D.
Dr. Plenge has served as Executive Vice President, Chief Research Officer and Head of Research since 2023. Prior to this, Dr. Plenge served as Senior Vice President, Immunology, Cardiovascular & Fibrosis, Research & Early Development from 2019 to 2023. During this time, he also served as Senior Vice President and Head of Translational Medicine from 2021 to 2023 and Senior Vice President and Head of Discovery and Translational Sciences during 2023. Dr. Plenge joined Parent as part of the acquisition of Celgene Corporation (a pharmaceutical company located at 86 Morris Ave., Summit, NJ 07901) in November 2019. At Celgene Corporation, he served as Vice President, Immunology & Inflammation portfolio, Research & Early Development from 2017 to 2019.
USA
Amanda Poole
Ms. Poole has served as Executive Vice President, Chief Human Resources Officer since 2024. Prior to this role, she served as Senior Vice President, People Strategy, Solutions & Services from 2022 to 2024, as Senior Vice President, Head of Human Resources, Commercialization from 2020 to 2022, and as Vice President, Head of BMS/Celgene Integration from 2019 to 2020.
USA
Karin Shanahan
Ms. Shanahan has served as Executive Vice President, Global Product Development and Supply since 2022. Prior to this, Ms. Shanahan served as Senior Vice President of Global Biologics and Sterile Operations at Merck & Co., Inc. (a pharmaceutical company located at 126 East Lincoln Avenue, P.O. Box 2000, Rahway, NJ 07065) from 2018 to 2022.
USA
Sch I-5

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Purchaser. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is Route 206 & Province Line Road, Princeton, NJ 08543. Directors are identified by an asterisk.
Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Konstantina Katcheves*
Ms. Katcheves has served as President and Chief Executive Officer of Purchaser since 2023. She has also served as Senior Vice President Business Development of Parent since December 2021. Prior to this, Ms. Katcheves served as Vice President, Business Development of Parent since October 2020.
USA
Sandra Ramos-Alves*
Ms. Ramos-Alves has served as Vice President and Treasurer of Purchaser since 2023. She has also served as Senior Vice President and Treasurer of Parent since October 2021, and Vice President and Assistant Treasurer of the same company from November 2019 to September 2021. Prior to this, Ms. Ramos-Alves served as Assistant Treasurer and Executive Director of Celgene Corporation (a pharmaceutical company located at 86 Morris Ave., Summit, NJ 07901) from 2013 to 2019.
USA
Kimberly M. Jablonski*
Ms. Jablonski has served as Senior Vice President, Chief Compliance and Ethics Officer of Purchaser since November 2023. She also has served as Secretary for Purchaser since 2023. Ms. Jablonski has also served as Vice President and Corporate Secretary for Parent since 2021, Vice President, Patient, Data and Privacy Law for Parent from 2019 to 2021 and Vice President and Associate General Counsel for Parent from 2018 to 2021.
USA
Sch I-6

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:
The Depositary for the Offer is:
Equiniti Trust Company
If delivering by hand, express mail, courier, or other expedited service: Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660	By mail: Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660
For assistance, call: (877) 248-6417 or (718) 921-8317.
If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Tender Offer is:
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Call Toll-Free 1-888-815-8542
Email: rayzebio@georgeson.com